Form 10-K405, Exhibit 13
period 1995-06-30
CEM CORP
filed 1995-09-22
CIK 793933

                                                                      EXHIBIT 13
                          1995 FINANCIAL HIGHLIGHTS





In thousands except per share data


                                                                              For the years ended June 30
                                                             -------------------------------------------------------------
                                                               1995          1994         1993          1992         1991
                                                             -------       -------      -------       -------      -------
INCOME STATEMENT AND CASH FLOWS
   Net sales.............................................    $31,611       $29,040      $26,320       $24,250      $21,849
   Income from operations................................      4,479         4,050        3,349         2,605        3,006
   Income before income taxes............................      4,891         4,134        3,348         2,925        3,457
   Net income............................................      3,179         2,791        2,403         1,890        2,434
   Net income per share..................................    $   .85       $   .70      $   .57       $   .41      $   .54
   Weighted average shares outstanding...................      3,735         3,994        4,204         4,647        4,547
   Net cash provided by operating activities.............    $ 3,063       $ 3,220      $ 5,203       $   704      $ 1,642




                                                                                     As of June 30
                                                             -------------------------------------------------------------
                                                               1995          1994         1993          1992         1991
                                                             -------       -------      -------       -------      -------
BALANCE SHEET
   Working capital.......................................    $14,047       $12,892      $14,343       $15,712      $13,838
   Total assets..........................................     26,653        22,766       23,414        25,367       21,174
   Long-term debt........................................      1,578           132          246           238            0
   Shareholders' equity..................................    $20,592       $18,621      $20,038       $22,091      $18,913





FOOTNOTE:   The following graphs are presented for a five-year period and are displayed below the tables:

                          1)      Net Sales (In Millions)
                          2)      Income from Operations (In Millions)
                          3)      Net Income (In Millions)
                          4)      Net Income Per Share




CEM provides microwave-based products for the laboratory marketplace. These products create exceptional value for customers based on advantages of speed and simplicity. They are sold on a worldwide basis to the general analytical laboratory market as well as many manufacturing industries including chemical and food processing.




                                                              INSIDE FRONT COVER

                               FINANCIAL SECTION





                               Management's Discussion & Analysis............. 6

                               Consolidated Balance Sheets.................... 8

                               Consolidated Statements of Income.............. 9

                               Consolidated Statements of Cash Flows..........10

                               Consolidated Statements of Changes
                                    in Shareholders' Equity...................11

                               Notes to Consolidated Financial Statements.....12

                               Report of Independent Accountants..............18

                               Corporate Information..........................19

MANAGEMENT'S DISCUSSION & ANALYSIS




The following table sets forth the percentage relationship of net sales, expenses and income for the periods indicated:

                                                                                    For the years ended June 30
                                                                     --------------------------------------------------------
                                                                                                             Percent Change
                                                                          Percentage of Sales               Over Prior Period
                                                                     ------------------------------         -----------------
                                                                      1995        1994        1993           1995       1994
                                                                     ------      ------      ------         ------     ------
Net sales.......................................................     100.0%      100.0%      100.0%           8.9%      10.3%
Cost of goods sold..............................................      42.2        41.3        41.2           11.2       10.6
                                                                     -----       -----       -----
Gross profit....................................................      57.8        58.7        58.8            7.2       10.1
Selling, general and administrative expenses....................      35.4        35.7        36.0            8.1        9.5
Research and development expenses...............................       8.2         9.1        10.1           (1.4)      (1.0)
                                                                     -----       -----       -----
Income from operations..........................................      14.2        13.9        12.7           10.6       20.9
Investment income...............................................        .9          .7          .6           35.4       29.7
Other income (expense), net.....................................        .4         (.4)        (.6)           nm       (22.9)
                                                                     -----       -----       -----
Income before income taxes......................................      15.5        14.2        12.7           18.3       23.5
Provision for income taxes......................................       5.4         4.6         3.6           27.5       42.1
                                                                     -----       -----       -----
Net income......................................................      10.1%        9.6%        9.1%          13.9       16.1
                                                                     =====       =====       =====


RESULTS OF OPERATIONS


FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

In 1995, newly introduced products were the primary contributors to sales growth as the microwave extraction system, the enhanced ashing system and the redesigned fat system boosted sales by approximately $1.9 million. Higher demand for existing digestion vessel designs and the first complete sales year for new vessel designs also contributed significantly to sales growth during the year.

Foreign sales increased as a percentage of total sales from 38% to 42% as a result of stronger economic conditions in Europe and Asia and the newly introduced microwave extraction system. Although the advantages of this system have generated considerable interest in the U.S. market, the one to three years required for EPA approval for the system's use in environmental applications has limited initial sales. U.S. sales were relatively flat as compared to the prior year due to the weak environmental laboratory market. Currently, there are no signs of recovery in the U.S. environmental market.

Gross profit margins declined from the prior year as a result of the increase in foreign sales which generally have lower margins than domestic sales. Research and development expenses declined following the introduction of two major new products last year. Management expects research and development expenses to remain between 8% and 10% of sales for the foreseeable future.

In March 1995, the Company replaced an intercompany note receivable with a third-party bank loan, denominated in German marks. The change in other income is a result of the foreign exchange gain from this transaction and a non-recurring patent royalties settlement in 1994.

The Company's effective tax rate did not change significantly and approximates the federal statutory rate. Management does not expect the rate to change significantly in 1996.

MANAGEMENT'S DISCUSSION & ANALYSIS




FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

The SpectroPrep digestion and microwave extraction systems and the introduction of new vessel designs contributed approximately $1.5 million in sales growth in 1994. Service-related business and price increases also contributed to increases in revenues. Export business declined as a percentage of total sales from 39% in 1993 to 38% in 1994 as a result of persistent economic sluggishness in Germany and Japan. Research and development expenses declined as a percentage of sales after the initial development of the SpectroPrep system in 1993. The effective tax rate increased as certain foreign subsidiaries began paying income taxes after fully utilizing loss-carryforwards.


LIQUIDITY AND CAPITAL RESOURCES


In 1991, the Company began a stock repurchase program which has been extended by the Board of Directors on several occasions. Repurchases totaled $1.9, $5.0, and $4.4 million in 1995, 1994, and 1993, respectively. As of June 30, 1995, an additional $2.4 million remains authorized to repurchase the Company's common stock. Repurchases may be made from time to time in the open market or directly from shareholders at prevailing market prices. The shares repurchased will reduce the dilution of earnings to existing shareholders resulting from the Company's stock option and compensation plans.

In March 1995, the Company converted an intercompany note receivable to a third party bank loan of $1.5 million, denominated in German marks. The loan proceeds and an additional $0.5 million of available cash were used to acquire a long-term investment which was pledged to secure the loan. While the loan and the corresponding long-term investment are now reflected on the balance sheet, this transaction eliminated the Company's exposure to future currency fluctuations on the intercompany note receivable.

Sales growth in the latter part of the fourth quarter resulted in increases in accounts receivable. Inventories have increased as a result of new product introductions.

The Company maintains an unsecured bank line of credit providing for short term borrowings of up to $3.0 million at a rate not to exceed the bank's prime rate. No amounts are presently outstanding. Should the need arise, management believes the line of credit could be increased.

The Company primarily assembles components manufactured by others and significant expenditures for property and equipment are not expected. Existing facilities, which were expanded in 1991 and 1992, are expected to be sufficient to serve existing markets for the next several years. Management believes that working capital, capital expenditures, debt servicing and stock repurchases can be funded currently from cash on hand and cash generated from operations.

The Company has never paid cash dividends and has no plans to do so in the foreseeable future.


INFLATION


Inflation has not had a material impact on the Company's operations. The prices of some components purchased by the Company have declined in the past several years due in part to increased volume and improved purchasing practices. Certain other materials and labor costs have increased, but management believes that such increases have not exceeded the inflation rate of the national economy as a whole.

                                                                 CEM Corporation

CONSOLIDATED BALANCE SHEETS




                                                                                                           June 30
                                                                                                -----------------------------
                                                                                                    1995              1994
                                                                                                -----------       -----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents........................................................          $ 2,078,000       $ 2,502,000
     Short-term investments...........................................................            4,000,000         3,500,000
     Trade receivables................................................................            6,733,000         6,110,000
     Inventories......................................................................            4,997,000         4,045,000
     Deferred taxes...................................................................              415,000           414,000
     Other current assets.............................................................              243,000           215,000
                                                                                                -----------       -----------
          Total current assets........................................................           18,466,000        16,786,000
LONG-TERM INVESTMENTS.................................................................            2,031,000                --
PROPERTY, PLANT AND EQUIPMENT, NET....................................................            5,868,000         5,733,000
OTHER ASSETS..........................................................................              288,000           247,000
                                                                                                -----------       -----------
                                                                                                $26,653,000       $22,766,000
                                                                                                ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable.................................................................          $ 1,003,000       $   791,000
     Accrued payroll and benefits.....................................................            1,406,000         1,284,000
     Deferred income..................................................................            1,099,000         1,055,000
     Income taxes payable.............................................................              532,000           229,000
     Warranty reserve.................................................................              142,000           255,000
     Other current liabilities........................................................              237,000           280,000
                                                                                                -----------       -----------
          Total current liabilities...................................................            4,419,000         3,894,000
                                                                                                -----------       -----------
LONG-TERM DEBT, NET OF CURRENT MATURITIES.............................................            1,578,000           132,000
                                                                                                -----------       -----------
DEFERRED TAXES........................................................................               64,000           119,000
                                                                                                -----------       -----------

SHAREHOLDERS' EQUITY:
     Preferred stock, $5 par value, authorized 1,000,000 shares; none issued..........
     Common stock, $.05 par value; authorized 10,000,000 shares; issued and
       outstanding, 3,621,000 shares in 1995 and 3,718,000 shares in 1994.............              181,000           186,000
     Additional paid-in capital.......................................................              313,000                --
     Retained earnings................................................................           20,180,000        18,533,000
     Translation of foreign currencies................................................              (82,000)          (98,000)
                                                                                                -----------       -----------
          Total shareholders' equity..................................................           20,592,000        18,621,000
                                                                                                -----------       -----------
                                                                                                $26,653,000       $22,766,000
                                                                                                ===========       ===========



The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
CONSOLIDATED STATEMENTS OF INCOME




                                                                                         For the years ended June 30
                                                                               -----------------------------------------------
                                                                                  1995              1994              1993
                                                                               -----------       -----------       -----------
Net sales............................................................          $31,611,000       $29,040,000       $26,320,000
Cost of goods sold...................................................           13,341,000        11,999,000        10,848,000
                                                                               -----------       -----------       -----------
     Gross profit....................................................           18,270,000        17,041,000        15,472,000
Selling, general and administrative expenses.........................           11,186,000        10,350,000         9,456,000
Research and development expenses....................................            2,605,000         2,641,000         2,667,000
                                                                               -----------       -----------       -----------
     Income from operations..........................................            4,479,000         4,050,000         3,349,000
Investment income....................................................              283,000           209,000           161,000
Other income (expense), net..........................................              129,000          (125,000)         (162,000)
                                                                               -----------       -----------       -----------
     Income before income taxes......................................            4,891,000         4,134,000         3,348,000
Provision for income taxes...........................................            1,712,000         1,343,000           945,000
                                                                               -----------       -----------       -----------
     Net income......................................................          $ 3,179,000       $ 2,791,000       $ 2,403,000
                                                                               ===========       ===========       ===========
Net income per common and common equivalent share....................          $       .85       $       .70       $       .57
                                                                               ===========       ===========       ===========

Weighted average common and common equivalent
     shares outstanding..............................................            3,735,000         3,994,000         4,204,000
                                                                               ===========       ===========       ===========




The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                                         For the years ended June 30
                                                                               -----------------------------------------------
                                                                                   1995              1994              1993
                                                                               -----------       -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income............................................................         $ 3,179,000       $ 2,791,000       $ 2,403,000
Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization....................................             927,000           921,000           997,000
     Deferred income taxes............................................             (56,000)         (163,000)          (30,000)
     Loss (gain) on disposal of fixed assets..........................              (7,000)          (34,000)           25,000
     Gain on marketable securities....................................                  --                --          (102,000)
     Changes in operating assets and liabilities:
        Trade receivables.............................................            (557,000)       (1,181,000)          (44,000)
        Inventories...................................................            (837,000)          183,000         1,121,000
        Accounts payable and accrued expenses.........................             259,000           622,000           372,000
        Income taxes payable..........................................             309,000            16,000           346,000
        Other changes, net............................................            (154,000)           65,000           115,000
                                                                               -----------       -----------       -----------
     Net cash provided by operating activities........................           3,063,000         3,220,000         5,203,000
                                                                               -----------       -----------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of short-term investments........................................           4,500,000         6,100,000        30,402,000
Purchase of short-term investments....................................          (5,004,000)       (6,501,000)      (28,300,000)
Purchase of long-term investments.....................................          (2,032,000)               --                --
Proceeds from sale of fixed assets....................................              69,000            93,000           176,000
Capital expenditures..................................................          (1,028,000)         (807,000)         (749,000)
                                                                               -----------       -----------       -----------
     Net cash provided by (used in) investing activities..............          (3,495,000)       (1,115,000)        1,529,000
                                                                               -----------       -----------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable...........................................             200,000                --            39,000
Proceeds from long-term debt..........................................           1,333,000                --                --
Payment of notes payable..............................................            (200,000)         (125,000)               --
Payment of long-term debt.............................................             (11,000)               --                --
Repurchase of common stock............................................          (1,868,000)       (4,957,000)       (4,414,000)
Proceeds from issuance of common stock................................             466,000           616,000           151,000
Income tax benefit from employees' stock options......................              71,000            90,000            11,000
                                                                               -----------       -----------       -----------
     Net cash used in financing activities............................              (9,000)       (4,376,000)       (4,213,000)
                                                                               -----------       -----------       -----------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH..............................              17,000            15,000           222,000
                                                                               -----------       -----------       -----------
Net increase (decrease) in cash and cash equivalents..................            (424,000)       (2,256,000)        2,741,000
Cash and cash equivalents at beginning of year........................           2,502,000         4,758,000         2,017,000
                                                                               -----------       -----------       -----------
Cash and cash equivalents at end of year..............................         $ 2,078,000       $ 2,502,000       $ 4,758,000
                                                                               ===========       ===========       ===========




The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                         For the years ended June 30, 1995, 1994 and 1993
                                       ---------------------------------------------------------------------------------------
                                            COMMON SHARES         ADDITIONAL                       TRANSLATION
                                       ----------------------      PAID-IN          RETAINED        OF FOREIGN
                                         SHARES       AMOUNT       CAPITAL          EARNINGS        CURRENCIES        TOTAL
                                       ---------     --------    -----------      -----------       ----------     -----------
June 30, 1992.....................     4,613,000     $231,000    $ 6,768,000      $15,029,000       $  63,000      $22,091,000

Issuance of shares under
     stock benefit plans..........        19,000        1,000        150,000                                           151,000
Repurchase of common stock........      (552,000)     (28,000)    (4,386,000)                                       (4,414,000)
Income tax benefit from
     employees' stock options.....                                    11,000                                            11,000
Translation adjustment............                                                                   (204,000)        (204,000)
Net income........................                                                  2,403,000                        2,403,000
                                       ---------     --------    -----------      -----------       ----------     -----------
June 30, 1993.....................     4,080,000      204,000      2,543,000       17,432,000        (141,000)      20,038,000

Issuance of shares under
     stock benefit plans..........        72,000        4,000        612,000                                           616,000
Repurchase of common stock........      (434,000)     (22,000)    (3,245,000)      (1,690,000)                      (4,957,000)
Income tax benefit from
     employees' stock options.....                                    90,000                                            90,000
Translation adjustment............                                                                     43,000           43,000
Net income........................                                                  2,791,000                        2,791,000
                                       ---------     --------    -----------      -----------       ----------     -----------
June 30, 1994.....................     3,718,000      186,000              0       18,533,000         (98,000)      18,621,000

Issuance of shares under
     stock benefit plans..........        61,000        3,000        570,000                                           573,000
Repurchase of common stock........      (158,000)      (8,000)      (328,000)      (1,532,000)                      (1,868,000)
Income tax benefit from
     employees' stock options.....                                    71,000                                            71,000
Translation adjustment............                                                                     16,000           16,000
Net income........................                                                  3,179,000                        3,179,000
                                       ---------     --------    -----------      -----------       ----------     -----------
June 30, 1995.....................     3,621,000     $181,000    $   313,000      $20,180,000       $ (82,000)     $20,592,000
                                       =========     ========    ===========      ===========       =========      ===========



The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1.  ACCOUNTING POLICIES

CONSOLIDATION - The financial statements include the accounts of the Company and its wholly-owned domestic and foreign subsidiaries after the elimination of inter-company accounts and transactions.

SINGLE INDUSTRY SEGMENT - The Company engages in one line of business defined as the development, manufacture, sale and service of microwave-based instrumentation for testing, analysis and process control in analytical laboratory and industrial markets.

TRANSLATION OF FOREIGN CURRENCIES - The Company's export sales, other than those to its foreign subsidiaries, are denominated in U.S. dollars. For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation adjustments are reported separately in shareholders' equity. Net exchange gains (losses) from foreign currency transactions included in income were $111,000 in 1995, ($14,000) in 1994 and ($130,000) in 1993.

CONCENTRATION OF CREDIT RISK - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places overnight cash investments with high quality financial institutions. On June 30, 1995 and 1994, the Company purchased $1,534,000 and $843,000, respectively, of Eurodollar investments under agreements to resell on July 1, 1995 and 1994, respectively. Due to the short term nature of the agreements, the Company did not take possession of the securities which were, instead, held by a custodian.

The Company sells instruments on open account terms. Sales are not concentrated geographically and no single customer accounts for more than ten percent of sales. The risk of significant loss related to trade receivables at June 30, 1995 and 1994 is minimal.

STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, cash equivalents include short-term interest bearing investments, generally maturing within sixty days. Cash flows from operations include income taxes paid totaling $1,384,000, $1,315,000 and $530,000 in 1995, 1994 and 1993,
respectively.

INVESTMENTS - On July 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires the use of fair value accounting for those securities the Company identifies as trading and available-for-sale, but retains the use of the amortized cost method for investments in debt securities that the Company has the positive intent and ability to hold to maturity. Unrealized holding gains and losses are included in earnings for trading securities and are shown as a separate component of shareholders' equity for available-for-sale securities net of the effects of income taxes. Realized gains or losses continue to be determined on the specific identification method and are reflected in income.

TRADE RECEIVABLES - Trade receivables are stated net of allowances for doubtful accounts of $165,000 and $156,000 at June 30, 1995 and 1994, respectively.

INVENTORIES - Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) basis is used to determine the cost of inventories.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment is stated at cost. Depreciation is computed generally using straight-line methods over the estimated useful lives, ranging from 3 to 40 years. When property is disposed of, the cost and related depreciation are removed from the accounts and resulting gains and losses are included in income. Major improvements are capitalized. Repair and maintenance costs are charged to expense as incurred.

ADVERTISING COSTS - The Company is actively engaged in marketing both new and existing products. All advertising and promotional costs are charged to operations as incurred and totaled $742,000, $777,000 and $720,000 in 1995, 1994 and 1993, respectively.

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




RESEARCH AND DEVELOPMENT COSTS - The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new and improved products, and product applications. The costs of these programs as well as ongoing product and process improvement, engineering and support costs are charged to operations as incurred.

DEFERRED INCOME - The Company rents instruments to customers with an option to purchase during the rental period. The portion of rental payments which apply toward the purchase of instruments is deferred until the instruments are either purchased or returned, at which time deferred income is either recorded as sales revenue or rental income. Revenue from service contracts is recognized in earnings ratably over the period of the service agreement.

DEFERRED INCOME TAXES - Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE - The computation of net income per common share is based on the weighted average number of common shares outstanding each year, adjusted for all stock splits, after adding dilutive common stock equivalents of 104,000 in 1995, 81,000 in 1994 and 20,000 in 1993.

Common stock equivalents consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted net income per share is not presented because it approximates net income per common and common equivalent share.

2.  INVESTMENTS

The following table summarizes the amortized cost, fair market value and carrying value of the Company's investments at June 30, 1995 under SFAS No.
115. In 1995, proceeds from sales of available-for-sale securities were $4,500,000. There were no realized gains or losses in any security classification.

                                                   Amortized    Market   Carrying
                  (In Thousands)                      Cost      Value      Value
-----------------------------------------------    ---------    ------   --------
Short-term available-for-sale..................      $3,000     $3,000    $3,000
Short-term held-to-maturity....................       1,000      1,000     1,000
                                                     ------     ------    ------
                                                     $4,000     $4,000    $4,000
Long-term held-to-maturity
   (see Note 5)................................       2,031      2,105     2,031
                                                     ------     ------    ------
                                                     $6,031     $6,105    $6,031
                                                     ======     ======    ======

The contractual maturities on the held-to-maturity securities range from less than one year to five years.

Prior to the adoption of SFAS No. 115, the Company's investments were stated at aggregate cost which approximated market value. At June 30, 1994 and 1993, the Company's investments were short-term and totaled $3,500,000 and $3,100,000, respectively. There were no unrealized gains or losses and net realized gains were $0 in 1994 and $102,000 in 1993.


3.  INVENTORIES

Inventories at current cost are as follows at June 30:


                      (In Thousands)                          1995       1994
---------------------------------------------------------    ------     ------
Parts and raw materials..................................    $2,559     $2,319
Work-in-process and finished goods.......................     2,438      1,726
                                                             ------     ------
                                                             $4,997     $4,045
                                                             ======     ======

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30:

                         (In Thousands)                              1995       1994
-------------------------------------------------------------       ------     ------
Land.........................................................       $  701     $  678
Buildings....................................................        4,460      4,328
Machinery and equipment......................................        4,060      3,648
Vehicles.....................................................          713        578
                                                                    ------     ------
                                                                     9,934      9,232
Less accumulated depreciation................................        4,066      3,499
                                                                    ------     ------
                                                                    $5,868     $5,733
                                                                    ======     ======

5.  FINANCING ARRANGEMENTS

In November 1994, the Company increased its bank line of credit, without collateral, to $3,000,000, which is renewable October 31, 1995. There were no outstanding borrowings under the line of credit at June 30, 1995. The Company is not subject to commitment fees related to the unused portion of the line of credit.

At June 30, 1995, the Company had a foreign denominated mortgage note payable totaling $142,000 carrying interest at an average rate of 7.4%. Principal payments are due in equal installments until 2006 with the current portion totaling approximately $12,000 per year.

On March 21, 1995, the Company entered into a 5-year term note denominated in German marks for $1,447,000 carrying a 9.25% fixed interest rate and requiring a balloon principal payment upon maturity. The note is collateralized by a long-term held-to-maturity investment.

6.  INCOME TAXES

The provision for income taxes consists of the following:


               (In Thousands)                    1995      1994       1993
-------------------------------------------     ------    ------     ------
Pre-Tax Income (Loss):
   Domestic................................     $5,146    $3,817     $3,103
   Foreign.................................       (255)      317        245
                                                ------    ------     ------
                                                $4,891    $4,134     $3,348
                                                ======    ======     ======
Current:
   Federal and State.......................     $1,816    $1,411     $  975
   Foreign.................................        (48)       95         --
                                                ------    ------     ------
                                                 1,768     1,506        975
Deferred, Federal and State................        (56)     (163)       (30)
                                                ------    ------     ------
Total Taxes................................     $1,712    $1,343     $  945
                                                ======    ======     ======

The provision includes deferred taxes resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

                  (In Thousands)                         1995        1994       1993
------------------------------------------------        ------      ------     ------
Unrealized foreign exchange losses..............         $(28)      $ (52)      $(13)
Gains on marketable securities..................           --          --         35
Depreciation....................................          (26)        (40)       (34)
Inventories and reserves........................            2         (36)       (31)
Other items, net................................           (4)        (35)        13
                                                         ----       -----       ----
                                                         $(56)      $(163)      $(30)
                                                         ====       =====       ====

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




A reconciliation of the effective income tax rate to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                     1995    1994     1993
                                                     ----    ----     ----
Federal statutory income tax rate.................   34.0%   34.0%    34.0%
State income taxes, net
   of federal tax benefit.........................    2.5     2.4      1.8
Foreign losses (loss carryforwards
   utilized)......................................    0.8    (0.4)    (3.7)
Tax-exempt foreign sales income...................   (4.7)   (4.9)    (5.3)
Tax-exempt interest and
   dividends received exclusion...................   (0.9)   (1.0)    (0.1)
Research and development credits..................   (0.8)   (1.4)    (1.7)
Other items, net..................................    4.1     3.8      3.2
                                                     ----    ----     ----
Effective income tax rate.........................   35.0%   32.5%    28.2%
                                                     ====    ====     ====


Components of net deferred tax assets and liabilities at June 30 are as follows:

                          (In Thousands)                              1995     1994
----------------------------------------------------------------      ----     ----
Current assets:
   Inventories and reserves.....................................      $291     $293
   Net gains on marketable securities...........................        68       69
   Foreign operations net operating
      loss carry-forwards.......................................        26       22
   Other........................................................        56       52
                                                                      ----     ----
                                                                       441      436
   Valuation allowance..........................................       (26)     (22)
                                                                      ----     ----
                                                                      $415     $414
                                                                      ====     ====
Noncurrent liability (asset):
   Depreciation.................................................      $ 98     $124
   Foreign exchange on
      inter-company notes.......................................       (34)      (5)
                                                                      ----     ----
                                                                      $ 64     $119
                                                                      ====     ====


7.   INTERNATIONAL OPERATIONS AND EXPORT SALES

The Company maintains three subsidiaries in Europe primarily for the distribution of microwave-based instrumentation produced by the parent in the US. Financial data by geographic area is presented below:

             (In Thousands)                   1995        1994        1993
---------------------------------------     -------     -------     -------
NET SALES:
U.S. Operations:
   Unaffiliated customers:
       U.S.............................     $18,313     $18,090     $16,161
       Europe..........................       3,099       2,412       2,168
       Other...........................       5,179       4,331       3,660
   Inter-area transfers................       3,118       2,302       2,378
                                            -------     -------     -------
                                             29,709      27,135      24,367
European Operations:
   Unaffiliated customers..............       5,020       4,207       4,331
Eliminations...........................      (3,118)     (2,302)     (2,378)
                                            -------     -------     -------
   Consolidated........................     $31,611     $29,040     $26,320
                                            =======     =======     =======


NET INCOME (LOSS):
U.S. Operations........................     $ 3,513     $ 2,657     $ 2,037
European Operations....................        (207)        221         245
Eliminations...........................        (127)        (87)        121
                                            -------     -------     -------
   Consolidated .......................     $ 3,179     $ 2,791     $ 2,403
                                            =======     =======     =======

IDENTIFIABLE ASSETS:
U.S. Operations........................     $22,404     $18,441     $19,398
European Operations....................       5,081       5,240       4,551
Eliminations...........................        (832)       (915)       (535)
                                            -------     -------     -------
   Consolidated .......................     $26,653     $22,766     $23,414
                                            =======     =======     =======


8.  EMPLOYEE BENEFIT PLANS

The Company has a noncontributory profit-sharing and a 401(k) tax deferred savings plan covering all employees meeting age and service requirements. Participants can make pre-tax contributions with the Company matching certain percentages of employee contributions. In addition to Company matching contributions under the 401(k) plan, additional contributions may be made as determined by the Board of Directors. The Company's policy is to fund amounts accrued. Expense related to this plan amounted to $638,000, $574,000 and $463,000 for the years ended June 30, 1995, 1994 and 1993, respectively.

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




9.  MANAGEMENT INCENTIVE AND STOCK OPTION PLANS

In fiscal 1994, the Company adopted the 1993 Management Equity Plan under which officers and other key employees may receive stock and cash performance-based incentive awards. Up to 375,000 shares are authorized under this plan. In 1995, 10,000 shares were awarded and options to purchase 57,000 shares were granted at $11.00 per share. No stock awards were granted in 1994. At June 30, 1995, no options were currently exercisable and 308,000 shares were reserved for future grants. Total compensation expense accrued under the plan was $232,000 in 1995 and $282,000 in 1994.

Also in fiscal 1994, the Company adopted the 1993 Nonqualified Stock Option Plan for Non-Employee Directors under which options may be granted to outside directors. Up to 25,000 shares are authorized under this plan. In 1995, options to purchase 1,500 shares were granted at $13.63 per share. In 1994, options to purchase 1,500 shares were granted at $12.13 per share. At June 30, 1995, options to purchase 1,500 shares were currently exercisable and 22,000 shares were reserved for future grants.

Effective with the approval of the above plans, the Company's 1986 and 1987 stock option plans, under which options were granted to officers, employees, and outside directors, were terminated. At June 30, 1995 the price on outstanding options ranged from $6.56-$13.63 per share and no shares were reserved for future grants.

Additional information with respect to the 1986 and 1987 stock option plans is as follows:


                           (In Thousands)                                  Shares
--------------------------------------------------------------------       ------
Outstanding at June 30, 1992........................................        514

     Granted at $7.50-$13.63 per share..............................         44
     Exercised at $7.00-$8.88 per share.............................        (19)
     Canceled.......................................................        (27)
                                                                            ---
Outstanding at June 30, 1993........................................        512

     Granted at $8.50-$10.00 per share..............................         58
     Exercised at $6.56-$10.50 per share............................        (72)
     Canceled.......................................................         (9)
                                                                            ---
Outstanding at June 30, 1994........................................        489

Granted.............................................................         --
     Exercised at $7.69-$10.50 per share............................        (51)
     Canceled.......................................................         (4)
                                                                            ---
Outstanding at June 30, 1995........................................        434
                                                                            ===
Options exercisable at June 30, 1995................................        363
                                                                            ===

Options granted under all stock option plans are exercisable at the market value of the shares at the date of grant. The options are exercisable over a period not to exceed ten years. Tax benefits arising from disqualifying dispositions are recognized at the time of disposition and are credited to additional paid-in capital.

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




10. QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly results of operations and quarterly stock prices for fiscal 1995 and 1994 are summarized in the table below. The stock prices represent the high and low sales prices for CEM common shares as reported on the NASDAQ National Market System.

As of September 15, 1995, CEM Corporation had approximately 3,000 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings. No cash dividends were declared during the two fiscal years ended June 30, 1995.


            (In thousands except per share data)                      Q-1          Q-2         Q-3       Q-4       Year
-----------------------------------------------------------          ------       ------      ------    ------    -------
1995:
   Net sales...............................................          $7,146       $8,332      $7,882    $8,251    $31,611
   Gross profit............................................           4,130        4,860       4,531     4,749     18,270
   Net income..............................................             620          885         704       970      3,179
   Net income per share....................................             .16          .24         .19       .26        .85

STOCK PRICE:
   High....................................................          $12.25       $13.63      $14.25    $13.25    $ 14.25
   Low.....................................................            9.75        11.00       11.00     11.75       9.75

-------------------------------------------------------------------------------------------------------------------------

1994:
   Net sales...............................................          $6,735       $7,768      $6,857    $7,680    $29,040
   Gross profit............................................           3,898        4,550       3,985     4,608     17,041
   Net income..............................................             538          781         629       843      2,791
   Net income per share....................................             .13          .19         .16       .22        .70

STOCK PRICE:
   High....................................................          $11.00       $12.25      $12.75    $12.75    $ 12.75
   Low.....................................................            8.00         9.50       11.50     11.25       8.00

-------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS




TO THE SHAREHOLDERS OF CEM CORPORATION:

We have audited the accompanying consolidated balance sheets of CEM Corporation and Subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CEM Corporation and Subsidiaries as of June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Charlotte, North Carolina
July 24, 1995

CORPORATE INFORMATION




DR. MICHAEL J. COLLINS                                           TRANSFER AGENT
Director, President and Chief Executive Officer                  Wachovia Bank of North Carolina, N.A.
                                                                 Winston Salem, North Carolina

JOHN L. CHANON
Director                                                         AUDITORS
Senior Vice President - Finance                                  Coopers & Lybrand L.L.P.
Harris-Teeter, Inc.                                              Charlotte, North Carolina
(Regional Supermarkets)

                                                                 LEGAL COUNSEL
JOHN D. CORRENTI                                                 Kennedy Covington Lobdell & Hickman, L.L.P.
Director - Elected August 3, 1995                                Charlotte, North Carolina
President and Chief Operating Officer
Nucor Corporation (Steel Products)
                                                                 FORM 10-K/INVESTOR CONTACT
                                                                 The Company's Annual Report on Form 10-K for the year
RICHARD N. DECKER                                                ended June 30, 1995 filed with the Securities and
Secretary, Treasurer and Chief Financial Officer                 Exchange Commission is available without charge to
                                                                 shareholders upon written request.  These requests and
                                                                 other investor contacts should be directed to Richard
RONALD A. NORELLI                                                N. Decker, Secretary, at the corporate address.
Chairman of the Board
President and Chief Executive Officer
Norelli & Company (Management Consulting)                        ANNUAL MEETING
                                                                 The annual meeting of shareholders of CEM Corporation
                                                                 will be held at 11:00 am local time on November 8, 1995
JAMES A. PRENDERGAST                                             at the corporate offices, 3100 Smith Farm Road,
Vice President - Sales and Service                               Matthews, North Carolina. Shareholders of record as of
                                                                 September 15, 1995 will be entitled to vote at this
                                                                 meeting.
DR. BRIAN W. RENOE
Vice President - Technology
                                                                 TRADEMARKS
                                                                 CEM(TM), MAC(TM), MES 1000(TM), MDS 2000(TM),
FRANCIS H. ZENIE                                                 MAS 7000(TM), Airwave 7000(TM), LabWave 9000(TM),
Director                                                         SpectroPrep(TM) and PrepLink(TM) are CEM Corporation
President and Chief Executive Officer                            trademarks. For ease of reading, designations of
Zymark Corporation (Laboratory Robotics)                         trademarks have been omitted from the text of this
                                                                 report.

CORPORATE ADDRESS
CEM Corporation                                                  NASDAQ SYMBOL
3100 Smith Farm Road                                             The Company's common shares are traded on the NASDAQ
P.O. Box 200                                                     Stock Market (National Market System) under the symbol
Matthews, North Carolina 28106                                   CEMX.
(704) 821-7015