Form 10-K405, Exhibit 13
period 1996-06-30
CEM CORP
filed 1996-09-23
CIK 793933

                                                                      EXHIBIT 13
                           1996 FINANCIAL HIGHLIGHTS


In thousands except per share data


                                                                                 For the years ended June 30
                                                                ---------------------------------------------------------------
                                                                   1996          1995         1994          1993         1992
                                                                ---------      --------     --------      --------     --------
INCOME STATEMENT AND CASH FLOWS
   Net sales  . . . . . . . . . . . . . . . . . . . . . .       $  31,477      $ 31,611     $ 29,040      $ 26,320     $ 24,250
   Income from operations . . . . . . . . . . . . . . . .           4,136         4,479        4,050         3,349        2,605
   Income before income taxes . . . . . . . . . . . . . .           4,519         4,891        4,134         3,348        2,925
   Net income . . . . . . . . . . . . . . . . . . . . . .           2,908         3,179        2,791         2,403        1,890
   Net income per share . . . . . . . . . . . . . . . . .       $     .78      $    .85     $    .70      $    .57     $    .41
   Weighted average shares outstanding  . . . . . . . . .           3,748         3,735        3,994         4,204        4,647
   Net cash provided by operating activities  . . . . . .       $   1,896      $  3,063     $  3,220      $  5,203     $    704


                                                                                         As of June 30
                                                               ----------------------------------------------------------------
                                                                  1996           1995         1994          1993         1992
                                                               ----------     ---------     --------      --------     --------
BALANCE SHEET
   Working capital  . . . . . . . . . . . . . . . . . . .      $   15,549     $  14,047     $ 12,892      $ 14,343     $ 15,712
   Total assets . . . . . . . . . . . . . . . . . . . . .          27,584        26,653       22,766        23,414       25,367
   Long-term debt . . . . . . . . . . . . . . . . . . . .           1,417         1,578          132           246          238
   Shareholders' equity . . . . . . . . . . . . . . . . .      $   22,351     $  20,592     $ 18,621      $ 20,038     $ 22,091


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


                                                              INSIDE FRONT COVER

FINANCIAL SECTION


Management's Discussion & Analysis  . . . . . . . . . . . .   6

Consolidated Balance Sheets . . . . . . . . . . . . . . . .   9

Consolidated Statements of Income . . . . . . . . . . . . .  10

Consolidated Statements of Cash Flows . . . . . . . . . . .  11

Consolidated Statements of Changes
   in Shareholders' Equity  . . . . . . . . . . . . . . . .  12

Notes to Consolidated Financial Statements  . . . . . . . .  13

Report of Independent Accountants . . . . . . . . . . . . .  19

Corporate Information . . . . . . . . . . . . . . . . . . .  20

MANAGEMENT'S DISCUSSION & ANALYSIS


The following table sets forth the percentage relationship of net sales, expenses and income for the periods indicated:


                                                                                  For the years ended June 30
                                                                    --------------------------------------------------------
                                                                                                            Percent Change
                                                                          Percentage of Sales              Over Prior Period
                                                                    -------------------------------        -----------------
                                                                     1996         1995        1994          1996       1995
                                                                    ------       ------      ------        ------      -----
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . .     100.0%       100.0%      100.0%         (.4)%       8.9%
Cost of goods sold  . . . . . . . . . . . . . . . . . . . . . .      41.6         42.2        41.3         (1.8)       11.2
                                                                    -----        -----       -----         ----        ----
Gross profit  . . . . . . . . . . . . . . . . . . . . . . . . .      58.4         57.8        58.7           .6         7.2
Selling, general and administrative expenses  . . . . . . . . .      36.1         35.4        35.7          1.5         8.1
Research and development expenses . . . . . . . . . . . . . . .       9.2          8.2         9.1         11.0        (1.4)
                                                                    -----        -----       -----         ----        ----
Income from operations  . . . . . . . . . . . . . . . . . . . .      13.1         14.2        13.9         (7.7)       10.6
Investment income . . . . . . . . . . . . . . . . . . . . . . .       1.4           .9         0.7         55.8        35.4
Other income (expense), net . . . . . . . . . . . . . . . . . .       (.1)          .4         (.4)          NM          nm
                                                                    -----        -----       -----         ----        ----
Income before income taxes  . . . . . . . . . . . . . . . . . .      14.4         15.5        14.2         (7.6)       18.3
Provision for income taxes  . . . . . . . . . . . . . . . . . .       5.2          5.4         4.6         (5.9)       27.5
                                                                    -----        -----       -----         ----        ----
Net income  . . . . . . . . . . . . . . . . . . . . . . . . . .       9.2%        10.1%        9.6%        (8.5)       13.9
                                                                    =====        =====       =====         ====        ====


RESULTS OF OPERATIONS


FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

In 1996, sales were relatively flat as compared to 1995. Foreign sales increased as a percentage of total sales from 42% to 46%. Sales from Asia and Europe increased 42% and 5%, respectively, resulting from a concentrated sales and marketing effort and relatively stable economic conditions. The increases in foreign sales were offset by a 7% decline in U.S. sales. This decline resulted primarily from reductions in federal, state and local government spending which adversely affected sales from most product lines, continued softness in environmental markets which negatively impacted digestion systems and consumables, and the lack of regulatory approval for microwave extraction methods which limits market penetration by the MES 1000(TM). The decline in the U.S. environmental market has subsided; however, there are no signs of recovery and the timing for regulatory approval of the Company's extraction methods cannot be predicted. Softness in the U.S. market is expected to continue through the first half of fiscal 1997. The decrease in sales from existing product lines was offset in part by the favorable initial response to the new, open vessel digestion, STAR(TM) instruments which were introduced in March 1996.

Gross profit margins increased from 57.8% to 58.4% primarily resulting from the increase in sales by the Company's European subsidiaries which, on a consolidated basis, generally carry higher margins than U.S. sales, and from lower profit sharing and incentive compensation expenses.

Selling, general and administrative expenses increased due to a more concentrated export sales and marketing effort in Asia and Europe. Research and development expenses increased with the introduction of the STAR(TM) product line. Management expects research and development expenses to remain between 8% and 10% of sales for the foreseeable future.

In March 1995, the Company replaced an intercompany note receivable with a third-party bank loan, denominated in German marks. The proceeds from this loan and an additional $0.5 million were invested in a long term held to maturity investment resulting in higher investment income in 1996.

The Company's effective tax rate increased slightly as the research and development tax credit expired. Management expects the rate to slightly increase in 1997 as foreign tax loss carryforwards have been fully utilized.

MANAGEMENT'S DISCUSSION & ANALYSIS


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

Gross profit margins declined from the prior year as a result of the increase in sales to foreign distributors which generally have lower margins than domestic sales. Research and development expenses declined following the introduction of two major new products in 1994.

In March 1995, the Company replaced an intercompany note receivable with a third-party bank loan, denominated in German marks. The change in other income is a result of the foreign exchange gain from this transaction and a non-recurring patent royalties settlement in 1994.

The Company's effective tax rate did not change significantly and approximates the federal statutory rate.


LIQUIDITY AND CAPITAL RESOURCES


In 1991, the Company began a stock repurchase program which has been extended by the Board of Directors on several occasions. Repurchases totaled $2.0, $1.9, and $5.0 million in 1996, 1995, and 1994, respectively. As of June 30, 1996, an additional $0.4 million remained authorized to repurchase the Company's common stock. On August 5, 1996 the Board of Directors approved an additional $2.5 million for stock repurchases. From time to time, repurchases may be made in the open market or directly from shareholders at prevailing market prices. The shares repurchased will reduce the dilution of earnings to existing shareholders resulting from the Company's stock option and compensation plans.

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

Sales growth in the latter part of the fourth quarter and increased export sales, which carry longer terms, resulted in increases in accounts receivable. Inventories have increased as a result of new STAR(TM) instrument introduction.

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.5 million at market rates. At June 30, 1996, $51,000 was outstanding under these bank lines of credit. Should the need arise, management believes the lines of credit could be increased.

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

MANAGEMENT'S DISCUSSION & ANALYSIS


OUTLOOK

The following cautionary statement identifies important factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements made by or on behalf of the Company. These cautionary statements are made pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both enacted pursuant to the Private Securities Litigation Reform Act of 1995.

The industry in which the Company competes, as well as the markets that it serves, may be characterized by cyclical market patterns as a consequence of, among other things, business cycles, foreign exchange fluctuations, regulatory changes, government spending levels and general economic conditions. These factors affect the timing of orders from the Company's customers and cause substantial variations in sales and profitability from quarter to quarter. Likewise, supplier-related delays in the release of orders may affect quarter-to-quarter sales and profitability. The Company's sales may also be adversely affected by direct and indirect competition from third parties including, but not limited to, legal challenges to existing patents or pending patent applications.

Demand for the Company's instrumentation may be substantially affected by the enactment, timing, extent and severity of state, federal and foreign laws governing environmental testing standards as well as product labeling requirements including foods and pharmaceuticals. The Company has and may experience fluctuations in sales of such products as well as in demand for particular product enhancements as a result of actual or perceived changes in regulatory requirements. Legislation or regulations resulting in the development or expansion of acceptance standards for specific testing methods has and may result in periodic delays in sales, especially in the United Sates. Conversely, increases in international sales have resulted, and may result in the future, from less stringent or nonexistent acceptance standards in a given country. The Company expects such fluctuations to continue in the future.

Moreover, the Company's success is dependent on its ability to continue to develop and engineer high-quality, high-performance products demanded by its customers. Risks associated with new product development include the timing of market acceptance, possible competition from other products and the Company's ability to manufacture products on an efficient and timely basis at a reasonable cost and in sufficient volume.


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

                                                                 CEM Corporation
CONSOLIDATED BALANCE SHEETS

                                                                                                           June 30
                                                                                                ----------------------------
                                                                                                    1996            1995
ASSETS                                                                                          -----------      -----------
CURRENT ASSETS:
     Cash and cash equivalents  . . . . . . . . . . . . . . . . . . . . . . . . . . .           $ 1,832,000      $ 2,078,000
     Short-term investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4,100,000        4,000,000
     Trade receivables  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             7,061,000        6,733,000
     Inventories  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,639,000        4,997,000
     Deferred taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               254,000          415,000
     Other current assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               425,000          243,000
                                                                                                -----------      -----------
          Total current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .            19,311,000       18,466,000

LONG-TERM INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2,024,000        2,031,000
PROPERTY, PLANT AND EQUIPMENT, NET  . . . . . . . . . . . . . . . . . . . . . . . . .             5,569,000        5,868,000
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               680,000          288,000
                                                                                                -----------      -----------
                                                                                                $27,584,000      $26,653,000
                                                                                                ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Notes payable and current maturities of long-term debt . . . . . . . . . . . . .           $    63,000      $
     Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               990,000        1,003,000
     Accrued payroll and benefits . . . . . . . . . . . . . . . . . . . . . . . . . .               571,000        1,406,000
     Deferred income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,098,000        1,099,000
     Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               410,000          532,000
     Warranty reserve . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               175,000          142,000
     Other current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .               455,000          237,000
                                                                                                -----------      -----------
          Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . .             3,762,000        4,419,000
                                                                                                -----------      -----------
LONG-TERM DEBT, NET OF CURRENT MATURITIES . . . . . . . . . . . . . . . . . . . . . .             1,417,000        1,578,000
                                                                                                -----------      -----------
DEFERRED TAXES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                54,000           64,000
                                                                                                -----------      -----------
SHAREHOLDERS' EQUITY:
     Preferred stock, $5 par value, authorized 1,000,000 shares; none issued  . . . .
     Common stock, $.05 par value; authorized 10,000,000 shares; issued and
       outstanding, 3,551,000 shares in 1996 and 3,621,000 shares in 1995 . . . . . .               178,000          181,000
     Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . .                                313,000
     Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            22,223,000       20,180,000
     Translation of foreign currencies  . . . . . . . . . . . . . . . . . . . . . . .               (50,000)         (82,000)
                                                                                                -----------      -----------
          Total shareholders' equity  . . . . . . . . . . . . . . . . . . . . . . . .            22,351,000       20,592,000
                                                                                                -----------      -----------
                                                                                                $27,584,000      $26,653,000
                                                                                                ===========      ===========


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
CONSOLIDATED STATEMENTS OF INCOME


                                                                                        For the years ended June 30
                                                                              -----------------------------------------------
                                                                                  1996             1995              1994
                                                                              -----------       -----------       -----------
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $31,477,000       $31,611,000       $29,040,000
Cost of goods sold  . . . . . . . . . . . . . . . . . . . . . . . . .          13,096,000        13,341,000        11,999,000
                                                                              -----------       -----------       -----------
     Gross profit . . . . . . . . . . . . . . . . . . . . . . . . . .          18,381,000        18,270,000        17,041,000
Selling, general and administrative expenses  . . . . . . . . . . . .          11,354,000        11,186,000        10,350,000
Research and development expenses . . . . . . . . . . . . . . . . . .           2,891,000         2,605,000         2,641,000
                                                                              -----------       -----------       -----------
     Income from operations . . . . . . . . . . . . . . . . . . . . .           4,136,000         4,479,000         4,050,000
Investment income . . . . . . . . . . . . . . . . . . . . . . . . . .             441,000           283,000           209,000
Other income (expense), net . . . . . . . . . . . . . . . . . . . . .             (58,000)          129,000          (125,000)
                                                                              -----------       -----------       -----------
     Income before income taxes . . . . . . . . . . . . . . . . . . .           4,519,000         4,891,000         4,134,000
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . .           1,611,000         1,712,000         1,343,000
                                                                              -----------       -----------       -----------
     Net income . . . . . . . . . . . . . . . . . . . . . . . . . . .         $ 2,908,000       $ 3,179,000       $ 2,791,000
                                                                              ===========       ===========       ===========
Net income per common and common equivalent share . . . . . . . . . .         $       .78       $       .85       $       .70
                                                                              ===========       ===========       ===========

Weighted average common and common equivalent
     shares outstanding . . . . . . . . . . . . . . . . . . . . . . .           3,748,000         3,735,000         3,994,000
                                                                              ===========       ===========       ===========



The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        For the years ended June 30
                                                                               ----------------------------------------------
                                                                                  1996              1995              1994
                                                                               ----------        ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $2,908,000        $3,179,000        $2,791,000
Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization  . . . . . . . . . . . . . . . . . .         1,052,000           927,000           921,000
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . .           151,000           (56,000)         (163,000)
     Gain on disposal of fixed assets . . . . . . . . . . . . . . . . .           (73,000)           (7,000)          (34,000)
     Changes in operating assets and liabilities:
        Trade receivables . . . . . . . . . . . . . . . . . . . . . . .          (346,000)         (557,000)       (1,181,000)
        Inventories . . . . . . . . . . . . . . . . . . . . . . . . . .          (719,000)         (837,000)          183,000
        Accounts payable and accrued expenses . . . . . . . . . . . . .          (690,000)          259,000           622,000
        Income taxes payable  . . . . . . . . . . . . . . . . . . . . .          (127,000)          309,000            16,000
        Other changes, net  . . . . . . . . . . . . . . . . . . . . . .          (260,000)         (154,000)           65,000
                                                                               ----------        ----------        ----------
     Net cash provided by operating activities  . . . . . . . . . . . .         1,896,000         3,063,000         3,220,000
                                                                               ----------        ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Sale of short-term investments  . . . . . . . . . . . . . . . . . . . .         2,603,000         4,500,000         6,100,000
Purchase of short-term investments  . . . . . . . . . . . . . . . . . .        (2,700,000)       (5,004,000)       (6,501,000)
Purchase of long-term investments . . . . . . . . . . . . . . . . . . .                          (2,032,000)
Proceeds from sale of fixed assets  . . . . . . . . . . . . . . . . . .           193,000            69,000            93,000
Capital expenditures  . . . . . . . . . . . . . . . . . . . . . . . . .        (1,013,000)       (1,028,000)         (807,000)
                                                                               ----------        ----------        ----------
     Net cash used in investing activities  . . . . . . . . . . . . . .          (917,000)       (3,495,000)       (1,115,000)
                                                                               ----------        ----------        ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable . . . . . . . . . . . . . . . . . . . . . .            50,000           200,000
Proceeds from long-term debt  . . . . . . . . . . . . . . . . . . . . .                           1,333,000
Payment of notes payable  . . . . . . . . . . . . . . . . . . . . . . .           (11,000)         (200,000)         (125,000)
Payment of long-term debt . . . . . . . . . . . . . . . . . . . . . . .                             (11,000)
Repurchase of common stock  . . . . . . . . . . . . . . . . . . . . . .        (2,025,000)       (1,868,000)       (4,957,000)
Proceeds from issuance of common stock  . . . . . . . . . . . . . . . .           639,000           466,000           616,000
Income tax benefit from employees' stock options  . . . . . . . . . . .           124,000            71,000            90,000
                                                                               ----------        ----------        ----------
     Net cash used in financing activities  . . . . . . . . . . . . . .        (1,223,000)           (9,000)       (4,376,000)
                                                                               ----------        ----------        ----------

                                                                               ----------        ----------        ----------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH  . . . . . . . . . . . . . . .            (2,000)           17,000            15,000
                                                                               ----------        ----------        ----------
Net decrease in cash and cash equivalents . . . . . . . . . . . . . . .          (246,000)         (424,000)       (2,256,000)
Cash and cash equivalents at beginning of year  . . . . . . . . . . . .         2,078,000         2,502,000         4,758,000
                                                                               ----------        ----------        ----------
Cash and cash equivalents at end of year  . . . . . . . . . . . . . . .        $1,832,000        $2,078,000        $2,502,000
                                                                               ==========        ==========        ==========




The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
Consolidated Statements of Changes in Shareholders' Equity


                                                         For the years ended June 30, 1996, 1995 and 1994
                                      ---------------------------------------------------------------------------------------
                                           COMMON SHARES         ADDITIONAL                       TRANSLATION
                                      ----------------------       PAID-IN        RETAINED         OF FOREIGN
                                        SHARES       AMOUNT        CAPITAL        EARNINGS         CURRENCIES        TOTAL
                                      ---------     --------     ----------      -----------      -----------     -----------
June 30, 1993 . . . . . . . . . . .   4,080,000     $204,000     $2,543,000      $17,432,000       $(141,000)     $20,038,000
Issuance of shares under
     stock benefit plans  . . . . .      72,000        4,000        612,000                                           616,000
Repurchase of common stock  . . . .    (434,000)     (22,000)    (3,245,000)      (1,690,000)                      (4,957,000)
Income tax benefit from
     employees' stock options . . .                                  90,000                                            90,000
Translation adjustment  . . . . . .                                                                   43,000           43,000
Net income  . . . . . . . . . . . .                                                2,791,000                        2,791,000
                                      ---------     --------     ----------      -----------       ---------      -----------
June 30, 1994                         3,718,000      186,000              0       18,533,000         (98,000)      18,621,000
Issuance of shares under
     stock benefit plans  . . . . .      61,000        3,000        570,000                                           573,000
Repurchase of common stock  . . . .    (158,000)      (8,000)      (328,000)      (1,532,000)                      (1,868,000)
Income tax benefit from
     employees' stock options . . .                                  71,000                                            71,000
Translation adjustment  . . . . . .                                                                   16,000           16,000
Net income  . . . . . . . . . . . .                                                3,179,000                        3,179,000
                                      ---------     --------     ----------      -----------       ---------      -----------
June 30, 1995 . . . . . . . . . . .   3,621,000      181,000        313,000       20,180,000         (82,000)      20,592,000
Issuance of shares under
     stock benefit plans  . . . . .      77,000        4,000        717,000                                           721,000
Repurchase of common stock  . . . .    (147,000)      (7,000)    (1,154,000)        (865,000)                      (2,026,000)
Income tax benefit from
     employees' stock options . . .                                 124,000                                           124,000
Translation adjustment  . . . . . .                                                                   32,000           32,000
Net income  . . . . . . . . . . . .                                                2,908,000                        2,908,000
                                      ---------     --------     ----------      -----------       ---------      -----------
June 30, 1996 . . . . . . . . . . .   3,551,000     $178,000     $        0      $22,223,000       $ (50,000)     $22,351,000
                                      =========     ========     ==========      ===========       =========      ===========



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

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

SINGLE INDUSTRY SEGMENT - The Company engages in one line of business defined as the development, manufacture, sale and service of microwave-based instrumentation for testing, analysis and process control in analytical laboratory and industrial markets.

TRANSLATION OF FOREIGN CURRENCIES - The Company's export sales, other than those to its foreign subsidiaries, are denominated in U.S. dollars. For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation adjustments are reported separately in shareholders' equity. Net exchange gains (losses) from foreign currency transactions included in income were $57,000 in 1996, $111,000 in 1995 and ($14,000) in 1994.

CONCENTRATION OF CREDIT RISK - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places overnight cash investments with high quality financial institutions. On June 30, 1996 and 1995, the Company purchased $1,492,000 and $1,534,000, respectively, of Eurodollar investments under agreements to resell on July 1, 1996 and 1995, respectively. Due to the short term nature of the agreements, the Company did not take possession of the securities which were, instead, held by a custodian.

The Company sells instruments on open account terms. Sales are not concentrated geographically and no single customer accounts for more than ten percent of sales. The risk of significant loss related to trade receivables at June 30, 1996 and 1995 is minimal.

STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, cash equivalents include short-term interest bearing investments, generally maturing within sixty days. Cash flows from operations include income taxes paid totaling $1,312,000, $1,384,000 and $1,315,000 in 1996, 1995 and 1994,
respectively. Interest paid totaled $143,000, $39,000 and $17,000 in 1996, 1995 and 1994, respectively.

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

TRADE RECEIVABLES - Trade receivables are stated net of allowances for doubtful accounts of $245,000 and $165,000 at June 30, 1996 and 1995, respectively.

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

ADVERTISING COSTS - The Company is actively engaged in marketing both new and existing products. All advertising and promotional costs are charged to operations as incurred and totaled $960,000, $742,000 and $777,000 in 1996, 1995 and 1994, respectively.

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

DEFERRED INCOME - The Company rents instruments to customers with an option to purchase during the rental period. The portion of rental payments that apply toward the purchase of instruments is deferred until the instruments are either purchased or returned, at which time deferred income is either recorded as sales revenue or rental income. Revenue from service contracts is recognized in earnings ratably over the period of the service agreement.

DEFERRED INCOME TAXES - Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE - The computation of net income per common share is based on the weighted average number of common shares outstanding each year, adjusted for all stock splits, after adding dilutive common stock equivalents of 122,000 in 1996, 104,000 in 1995 and 81,000 in 1994.

Common stock equivalents consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted net income per share is not presented because it approximates net income per common and common equivalent share.

ACCOUNTING STANDARDS - In 1995, the Financial Accounting Standards Board issued Statement No. 121. "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Statement No. 123, "Accounting for Stock-Based Compensation," which are effective for the Company's 1997 fiscal year. Adoption of these statements is not expected to have a material impact on the financial condition of the Company.

2.       INVESTMENTS

The following table summarizes the amortized cost, fair market value and carrying value of the Company's investments at June 30, 1996 and 1995 under SFAS No. 115. Proceeds from sales of available-for-sale securities were $1,603,000 and $4,500,000 in 1996 and 1995, respectively. In 1996, realized gains on sales of available for sale securities totaled $3,000 and there were no realized losses. There were no realized gains or losses in 1995 in any security classification.

1996:                                              Amortized   Market   Carrying
               (In Thousands)                         Cost     Value     Value
- -----------------------------------------------    ---------   ------   --------
Short-term available-for-sale . . . . . . . . .      $4,100    $4,100    $4,100

Long-term held-to-maturity
   (see Note 5) . . . . . . . . . . . . . . . .       2,024     2,054     2,024
                                                     ------    ------    ------
                                                     $6,124    $6,154    $6,124
                                                     ======    ======    ======

1995:                                              Amortized   Market   Carrying
               (In Thousands)                         Cost     Value     Value
- -----------------------------------------------    ---------   ------   --------
Short-term available-for-sale . . . . . . . . . .    $3,000    $3,000    $3,000
Short-term held-to-maturity . . . . . . . . . . .     1,000     1,000     1,000
                                                     ------    ------    ------
                                                     $4,000    $4,000    $4,000

Long-term held-to-maturity
   (see Note 5) . . . . . . . . . . . . . . . . .     2,031     2,105     2,031
                                                     ------    ------    ------
                                                     $6,031    $6,105    $6,031
                                                     ======    ======    ======

The contractual maturities on the held-to-maturity securities range from less than one year to five years.

Prior to the adoption of SFAS No. 115, the Company's investments were stated at aggregate cost which approximated market value. At June 30, 1994, the Company's investments were short-term and totaled $3,500,000. There were no unrealized or net realized gains or losses in 1994.


3.       INVENTORIES

Inventories at current cost are as follows at June 30:

               (In Thousands)                          1996        1995
- -------------------------------------------------     ------      ------
Parts and raw materials . . . . . . . . . . . . .     $2,974      $2,559
Work-in-process and finished goods  . . . . . . .      2,665       2,438
                                                      ------      ------
                                                      $5,639      $4,997
                                                      ======      ======

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30:

             (In Thousands)                   1996       1995
- ---------------------------------------     -------    -------
Land  . . . . . . . . . . . . . . . . .     $   685    $   701
Buildings . . . . . . . . . . . . . . .       4,448      4,460
Machinery and equipment . . . . . . . .       4,453      4,060
Vehicles  . . . . . . . . . . . . . . .         819        713
                                            -------    -------
                                             10,405      9,934
Less accumulated depreciation . . . . .       4,836      4,066
                                            -------    -------
                                            $ 5,569    $ 5,868
                                            =======    =======


5.       FINANCING ARRANGEMENTS

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.5 million at market rates. At June 30, 1996, $51,000 was outstanding under these bank lines of credit. The Company is not subject to commitment fees related to the unused portion of the lines of credit.

At June 30, 1996, the Company had a foreign denominated mortgage note payable totaling $116,000 bearing interest at an average rate of 7.4%. Principal payments are due in equal installments until 2006 with the current portion totaling approximately $12,000 per year.

On March 21, 1995, the Company entered into a 5-year term note denominated in German marks for $1,313,000 carrying a 9.25% fixed interest rate and requiring a balloon principal payment upon maturity. The note is collateralized by a long-term held-to-maturity investment. The carrying amount of this term note approximates its fair value.

6.       INCOME TAXES

The provision for income taxes consists of the following:

             (In Thousands)                   1996     1995       1994
- ---------------------------------------      ------  -------     ------
Pre-Tax Income (Loss):
   Domestic . . . . . . . . . . . . . .      $4,456   $5,146     $3,817
   Foreign  . . . . . . . . . . . . . .          63     (255)       317
                                             ------   ------     ------
                                             $4,519   $4,891     $4,134
                                             ======   ======     ======

Current:
   Federal and State  . . . . . . . . .      $1,418   $1,816     $1,411
   Foreign  . . . . . . . . . . . . . .          50      (48)        95
                                             ------   ------     ------
                                              1,468    1,768      1,506
Deferred, Federal and State . . . . . .         143      (56)      (163)
                                             ------   ------     ------
Total Taxes . . . . . . . . . . . . . .      $1,611   $1,712     $1,343
                                             ======   ======     ======


The provision includes deferred taxes resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

               (In Thousands)                   1996     1995    1994
- -------------------------------------------    -----    ------  ------
Unrealized foreign exchange gains
  (losses)  . . . . . . . . . . . . . . . .    $  27    $ (28)  $ (52)
Expiration of capital loss carryforwards on
  marketable securities . . . . . . . . . .       68
Depreciation  . . . . . . . . . . . . . . .      (23)     (26)    (40)
Inventories and reserves  . . . . . . . . .       23        2     (36)
Other items, net  . . . . . . . . . . . . .       48       (4)    (35)
                                               -----    -----   -----
                                               $ 143    $ (56)  $(163)
                                               =====    =====   =====

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A reconciliation of the effective income tax rate to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                      1996    1995     1994
                                                     -----   -----    -----
Federal statutory income tax rate . . . . . . . . .  34.0%   34.0%    34.0%
State income taxes, net
   of federal tax benefit . . . . . . . . . . . . .   3.1     2.5      2.4
Foreign losses (loss carryforwards utilized)  . . .   0.6     0.8     (0.4)
Tax-exempt foreign sales income . . . . . . . . . .  (4.8)   (4.7)    (4.9)
Tax-exempt interest and dividends received
   exclusion  . . . . . . . . . . . . . . . . . . .  (1.0)   (0.9)    (1.0)
Research and development credits  . . . . . . . . .          (0.8)    (1.4)
Other items, net  . . . . . . . . . . . . . . . . .   3.8     4.1      3.8
                                                     ----    ----     ----
Effective income tax rate . . . . . . . . . . . . .  35.7%   35.0%    32.5%
                                                     ====    ====     ====


Components of net deferred tax assets and liabilities at June 30 are as follows:

                        (In Thousands)                           1996     1995
- -------------------------------------------------------------    ----     ----
Current assets:
   Inventories and reserves . . . . . . . . . . . . . . . . .    $251     $291
   Net gains on marketable securities . . . . . . . . . . . .               68
   Foreign operations net operating
      loss carry-forwards . . . . . . . . . . . . . . . . . .               26
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . .       3       56
                                                                 ----     ----
                                                                  254      441
   Valuation allowance  . . . . . . . . . . . . . . . . . . .              (26)
                                                                 ----     ----
                                                                 $254     $415
                                                                 ====     ====
Noncurrent liability (asset):
   Depreciation . . . . . . . . . . . . . . . . . . . . . . .    $ 69     $ 98
   Foreign exchange on
      inter-company notes . . . . . . . . . . . . . . . . . .       1      (34)
Deferred gain on sale/leaseback transaction . . . . . . . . .     (16)
                                                                 ----     ----
                                                                 $ 54     $ 64
                                                                 ====     ====


7.       INTERNATIONAL OPERATIONS AND EXPORT SALES

The Company operates three subsidiaries in Europe primarily for the distribution of microwave-based instrumentation produced by the parent in the US. Financial data by geographic area is presented below:


            (In Thousands)                 1996        1995        1994
- -------------------------------------    -------     -------     -------
NET SALES:
U.S. Operations:
   Unaffiliated customers:
       U.S. . . . . . . . . . . . . .    $16,964     $18,313     $18,090
       Europe . . . . . . . . . . . .      2,824       3,099       2,412
       Asia . . . . . . . . . . . . .      3,657       2,571       1,738
       Other  . . . . . . . . . . . .      2,353       2,608       2,593
   Inter-area transfers . . . . . . .      2,415       3,118       2,302
                                         -------     -------     -------
                                          28,213      29,709      27,135

European Operations:
   Unaffiliated customers . . . . . .      5,679       5,020       4,207
Eliminations  . . . . . . . . . . . .     (2,415)     (3,118)     (2,302)
                                         -------     -------     -------
   Consolidated . . . . . . . . . . .    $31,477     $31,611     $29,040
                                         =======     =======     =======

NET INCOME (LOSS):
U.S. Operations . . . . . . . . . . .    $ 2,970     $ 3,513     $ 2,657
European Operations . . . . . . . . .         13        (207)        221
Eliminations  . . . . . . . . . . . .        (75)       (127)        (87)
                                         -------     -------     -------
   Consolidated . . . . . . . . . . .    $ 2,908     $ 3,179     $ 2,791
                                         =======     =======     =======

IDENTIFIABLE ASSETS:
U.S. Operations                          $23,553     $22,404     $18,441
European Operations . . . . . . . . .      5,248       5,081       5,240
Eliminations  . . . . . . . . . . . .     (1,217)       (832)       (915)
                                         -------     -------     -------
   Consolidated . . . . . . . . . . .    $27,584     $26,653     $22,766
                                         =======     =======     =======


8.       EMPLOYEE BENEFIT PLANS

The Company has a noncontributory profit-sharing and a 401(k) tax deferred savings plan covering all employees meeting age and service requirements. Participants can make pre-tax contributions with the Company matching certain percentages of employee contributions. In addition to Company matching contributions under the 401(k) plan, contributions may be made as determined by the Board of Directors. The Company's policy is to fund amounts accrued. Expense related to this plan amounted to $105,000, $638,000 and $574,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.       MANAGEMENT INCENTIVE AND STOCK OPTION PLANS

In fiscal 1994, the Company adopted the 1993 Management Equity Plan under which officers and other key employees may receive stock and cash performance-based incentive awards. Up to 375,000 shares are authorized under this plan. At June 30, 1996, 13,000 options were currently exercisable and 308,000 shares were reserved for future grants. Total compensation expense accrued under the plan was $0 in 1996, $232,000 in 1995 and $282,000 in 1994.

Additional information with respect to the 1993 Management Equity Plan is as follows:

                       (In Thousands)                                Shares
- ---------------------------------------------------------------      ------
Stock Awards:
- -------------
     1995 awards at $11.00 per share  . . . . . . . . . . . . .         10
     1996 awards at $13.00 per share  . . . . . . . . . . . . .          7
                                                                       ---
      Total stock awards  . . . . . . . . . . . . . . . . . . .         17
                                                                       ===

Options to Purchase Shares:
- ---------------------------
Outstanding at June 30, 1994  . . . . . . . . . . . . . . . . .
     Granted at $11.00 per share  . . . . . . . . . . . . . . .         57
                                                                       ---
Outstanding at June 30, 1995  . . . . . . . . . . . . . . . . .         57
     Granted at $13.00 per share  . . . . . . . . . . . . . . .         53
     Exercised at $6.56-$11.00 per share  . . . . . . . . . . .         (1)
     Canceled . . . . . . . . . . . . . . . . . . . . . . . . .        (14)
                                                                       ---
Outstanding at June 30, 1996. . . . . . . . . . . . . . . . . .         95
                                                                       ===

Also in fiscal 1994, the Company adopted the 1993 Nonqualified Stock Option Plan for Non-Employee Directors under which options may be granted to outside directors. Up to 25,000 shares are authorized under this plan. At June 30, 1996, options to purchase 2,000 shares were currently exercisable and 15,000 shares were reserved for future grants.

Additional information with respect to the 1993 Nonqualified Stock Option Plan for Non-Employee Directors is as follows:

                         (In Thousands)                                 Shares
- -------------------------------------------------------------           ------
Options to Purchase Shares:
- ---------------------------
Outstanding at June 30, 1993  . . . . . . . . . . . . . . . .
     Granted at $12.13 per share  . . . . . . . . . . . . . .              1
                                                                          --
Outstanding at June 30, 1994  . . . . . . . . . . . . . . . .              1
     Granted at $13.63 per share  . . . . . . . . . . . . . .              2
                                                                          --
Outstanding at June 30, 1995  . . . . . . . . . . . . . . . .              3
     Granted at $12.75 - $13.75 per share . . . . . . . . . .              8
                                                                          --
     Canceled . . . . . . . . . . . . . . . . . . . . . . . .             (1)
                                                                          --
Outstanding at June 30, 1996  . . . . . . . . . . . . . . . .             10
                                                                          ==

Effective with the approval of the above plans, the Company's 1986 and 1987 stock option plans, under which options were granted to officers, employees, and outside directors, were terminated. At June 30, 1995 the price on outstanding options ranged from $6.56-$13.63 per share and no shares were reserved for future grants.

Additional information with respect to the 1986 and 1987 stock option plans is as follows:

                       (In Thousands)                           Shares
- -----------------------------------------------------------     ------
Outstanding at June 30, 1993  . . . . . . . . . . . . . . .       512
     Granted at $8.50-$10.00 per share  . . . . . . . . . .        58
     Exercised at $6.56-$10.50 per share  . . . . . . . . .       (72)
     Canceled . . . . . . . . . . . . . . . . . . . . . . .        (9)
                                                                  ---
Outstanding at June 30, 1994                                      489
     Exercised at $7.69-$10.50 per share  . . . . . . . . .       (51)
     Canceled . . . . . . . . . . . . . . . . . . . . . . .        (4)
                                                                  ---
Outstanding at June 30, 1995  . . . . . . . . . . . . . . .       434
     Exercised at $6.56-$11.00 per share  . . . . . . . . .       (69)
     Canceled . . . . . . . . . . . . . . . . . . . . . . .        (2)
                                                                  ---
Outstanding at June 30, 1996  . . . . . . . . . . . . . . .       363
                                                                  ===

Options exercisable at June 30, 1996  . . . . . . . . . . .       331
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

                                                                 CEM Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.      QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly results of operations and quarterly stock prices for fiscal 1996 and 1995 are summarized in the table below. The stock prices represent the high and low sales prices for CEM common shares as reported on the Nasdaq Stock Market.

As of September 10, 1996, CEM Corporation had approximately 3,000 shareholders based on the number of holders of record and an estimate of the number of individual participants represented by security position listings. No cash dividends were declared during the two fiscal years ended June 30, 1996.

            (In thousands except per share data))                       Q-1        Q-2           Q-3         Q-4          Year
- -------------------------------------------------------------         ------     -------       ------       ------      -------
1996:
   Net sales  . . . . . . . . . . . . . . . . . . . . . . . .         $7,461      $8,731       $7,518       $7,767      $31,477
   Gross profit . . . . . . . . . . . . . . . . . . . . . . .          4,267       5,241        4,232        4,641       18,381
   Net income . . . . . . . . . . . . . . . . . . . . . . . .            677       1,001          676          554        2,908
   Net income per share . . . . . . . . . . . . . . . . . . .            .18         .27          .18          .15          .78

STOCK PRICE:
   High . . . . . . . . . . . . . . . . . . . . . . . . . . .         $14.50      $14.50       $15.00       $14.25      $ 15.00
   Low  . . . . . . . . . . . . . . . . . . . . . . . . . . .          11.75       12.50        12.75        13.25        11.75

- -------------------------------------------------------------------------------------------------------------------------------

1995:
   Net sales  . . . . . . . . . . . . . . . . . . . . . . . .         $7,146      $8,332       $7,882       $8,251      $31,611
   Gross profit . . . . . . . . . . . . . . . . . . . . . . .          4,130       4,860        4,531        4,749       18,270
   Net income . . . . . . . . . . . . . . . . . . . . . . . .            620         885          704          970        3,179
   Net income per share . . . . . . . . . . . . . . . . . . .            .16         .24          .19          .26          .85

STOCK PRICE:
   High . . . . . . . . . . . . . . . . . . . . . . . . . . .         $12.25      $13.63       $14.25       $13.25      $ 14.25
   Low  . . . . . . . . . . . . . . . . . . . . . . . . . . .           9.75       11.00        11.00        11.75         9.75

- -------------------------------------------------------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE SHAREHOLDERS OF CEM CORPORATION:

We have audited the accompanying consolidated balance sheets of CEM Corporation and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CEM Corporation and Subsidiaries as of June 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Charlotte, North Carolina
July 26, 1996

CORPORATE INFORMATION


DR. MICHAEL J. COLLINS
Director, President and Chief Executive Officer

JOHN L. CHANON
Director
Managing Partner
Tatum CFO Partners LP (Management Consulting)

JOHN D. CORRENTI
Director
Vice Chairman, President and Chief Executive Officer
Nucor Corporation (Steel Products)

RICHARD N. DECKER
Vice President - Finance, Chief Financial Officer, Secretary and Treasurer

RONALD A. NORELLI
Chairman of the Board
President and Chief Executive Officer
Norelli & Company (Management Consulting)

JAMES A. PRENDERGAST
Vice President - Marketing

DR. BRIAN W. RENOE
Vice President - Technology

CORPORATE ADDRESS
CEM Corporation
3100 Smith Farm Road
P.O. Box 200
Matthews, North Carolina 28106
(704) 821-7015

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Winston Salem, North Carolina

AUDITORS
Coopers & Lybrand L.L.P.
Charlotte, North Carolina

LEGAL COUNSEL
Kennedy Covington Lobdell & Hickman, L.L.P.
Charlotte, North Carolina

FORM 10-K/INVESTOR CONTACT
The Company's Annual Report on Form 10-K for the year ended June 30, 1996 filed with the Securities and Exchange Commission is available without charge to shareholders upon written request. These requests and other investor contacts should be directed to Richard N. Decker, Secretary, at the corporate address.

ANNUAL MEETING
The annual meeting of shareholders of CEM Corporation will be held at 11:00 am local time on November 7, 1996 at the corporate offices, 3100 Smith Farm Road, Matthews, North Carolina. Shareholders of record as of September 10, 1996 will be entitled to vote at this meeting.

TRADEMARKS
CEM(TM), MAC(TM), MES 1000(TM), MDS 2000(TM),
MAS 7000(TM), Airwave 7000(TM), LabWave 9000(TM), SpectroPrep(TM), STAR(TM) and PrepLink(TM) are CEM Corporation trademarks. For ease of reading, designations of trademarks have been omitted from the text of this report.

NASDAQ SYMBOL
The Company's common shares are traded on the Nasdaq Stock Market (National Market System) under the symbol CEMX.





20