Form 10-K, Exhibit 13
period 1997-06-30
CEM CORP
filed 1997-09-25
CIK 793933

                                                                      EXHIBIT 13


                            1997 Financial Highlights


In thousands, except per share data


                                                                  For the years ended June 30
                                                    1997         1996         1995         1994         1993
                                                  -------      -------      -------      -------      -------
Income Statement and Cash Flows
   Net sales ................................     $30,075      $31,477      $31,611      $29,040      $26,320
   Income from operations ...................       2,378        4,136        4,479        4,050        3,349
   Net income ...............................       1,837        2,908        3,179        2,791        2,403
   Net income per share .....................     $   .52      $   .78      $   .85      $   .70      $   .57
   Weighted average shares outstanding ......       3,550        3,748        3,735        3,994        4,204
   Net cash provided by operating activities      $ 4,883      $ 2,020      $ 3,134      $ 3,220      $ 5,203



                                                                         As of June 30
                                                   1997         1996         1995         1994         1993
                                                  -------      -------      -------      -------      -------
Balance Sheet
   Working capital ..........................     $16,409      $15,549      $14,047      $12,892      $14,343
   Total assets .............................      29,214       27,584       26,653       22,766       23,414
   Long-term debt ...........................       1,229        1,417        1,578          132          246
   Shareholders' equity .....................     $23,480      $22,351      $20,592      $18,621      $20,038





FOOTNOTE:  The following graphs are presented for a five-year period and are displayed below the tables:

         1)    Net Sales (In Millions)
         2)    Income from Operations (In Millions)
         3)    Net Income Per Share
         4)    Shareholders' Equity (In Millions)




CEM manufactures microwave-based products for the laboratory marketplace. These products create exceptional value for customers based on advantages of speed and simplicity. They are sold on a worldwide basis to the general analytical laboratory market as well as many manufacturing industries including chemical and food processing.



INSIDE FRONT COVER

Management's Discussion & Analysis


The following table sets forth the percentage relationship of net sales, expenses and income for the periods indicated:

                                                                           For the years ended June 30
                                                      --------------------------------------------------------------------
                                                                                                      Percent Change
                                                                Percentage of Sales                  Over Prior Period
                                                      ---------------------------------------   --------------------------
                                                           1997         1996         1995            1997         1996
                                                      ------------- ------------ ------------   --------------------------
Net sales............................................      100.0 %      100.0 %      100.0 %        (4.5) %       (.4) %
Cost of goods sold...................................       44.8         41.6         42.2           2.9         (1.8)
                                                       ------------- ------------ ------------
Gross profit.........................................       55.2         58.4         57.8          (9.7)          .6
Selling, general and administrative expenses.........       38.2         36.1         35.4           1.1          1.5
Research and development expenses....................        9.1          9.2          8.2          (5.2)        11.0
                                                       ------------- ------------ ------------
Income from operations...............................        7.9         13.1         14.2         (42.5)        (7.7)
Investment income....................................        1.5          1.4           .9           2.9         55.8
Other (expense) income, net..........................        (.4)         (.1)          .4            nm           nm
                                                       ------------- ------------ ------------
Income before income taxes...........................        9.0         14.4         15.5         (40.2)        (7.6)
Provision for income taxes...........................        2.9          5.2          5.4         (46.3)        (5.9)
                                                       ------------- ------------ ------------
Net income...........................................        6.1 %        9.2 %       10.1 %       (36.8)        (8.5)
                                                       ============= ============ ============

Results of Operations
---------------------

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

In 1997, sales declined $1.4 million or 4.5% primarily from weakness in the U.S. and German markets. The decline primarily resulted from significantly lower MDS(TM) instrument sales in environmental, governmental, food and other industries. As expected, this decline was partially offset by increased sales of our STAR(TM) instruments which were introduced in March 1996. While activity in foreign markets is more difficult to predict, softness in the U.S. MDS(TM) market is expected to continue into fiscal 1998. Foreign sales were 46% of total sales in 1997 and 1996.

Gross profit margins declined from 58.4% to 55.2% primarily from changes in product mix, additions to inventory obsolescence reserves, higher warranty costs associated with new product introductions, and increased profit sharing expenses. Additionally, gross margins were negatively impacted due to the decrease in sales by the Company's European subsidiaries which, on a consolidated basis, carry higher margins than U. S. sales.

Foreign distributor commissions and legal costs, offset by a decrease in advertising, were primary contributors to the $120,000 or 1.1% increase in selling, general and administrative expenses. Research and development expenses were consistent with management's expectations and reflect the Company's continued commitment to new product development and enhancements. Management expects research and development expenses to remain between 8% and 10% of sales for the foreseeable future.

The Company's effective tax rate declined from 35.6% to 32.0% resulting from the renewal of the Research and Experimentation tax credit and higher non-taxable investment income as a percentage of income before income taxes.

During the fourth quarter, the United States District Court for the Eastern District of North Carolina issued a judgment that CEM's patent related to microwave digestion vessels is valid and enforceable. The Court held that Questron Corporation, a privately held manufacturer of microwave-based instruments, had willfully and deliberately infringed the Company's patent. Questron and its owners were permanently enjoined by the Court from infringing the patent or inducing others to infringe the patent. While the Company was awarded approximately $1.5 million plus treble damages, attorneys fees and interest, the collection of any significant amount by CEM is doubtful due to Questron's filing for Chapter 7 bankruptcy in July 1997, therefore no gain has been recorded. Resolution of this matter reflects management's strong commitment to enforce all rights related to the Company's intellectual property and may result in the elimination of a competitor.

Management's Discussion & Analysis



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

In March 1995, the Company replaced an intercompany note receivable with a third-party bank loan, denominated in German marks. The proceeds from this loan and an additional $0.5 million were invested in a long-term held-to-maturity investment resulting in higher investment income in fiscal 1996.

The Company's effective tax rate increased slightly as the research and development tax credit expired.


Liquidity and Capital Resources
-------------------------------

In 1991, the Company began a stock repurchase program which has been extended by the Board of Directors on several occasions. Repurchases totaled $0.8, $2.0, and $1.9 million in 1997, 1996, and 1995, respectively. As of June 30, 1997, an additional $2.1 million remained authorized to repurchase the Company's common stock. From time to time, repurchases may be made in the open market or directly from shareholders at prevailing market prices. The shares repurchased will reduce any dilution of earnings to existing shareholders resulting from the Company's stock option and compensation plans.

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

Although net income declined $1.1 million, net cash provided by operating activities increased $2.9 million to $4.9 million resulting from improved balance sheet management using cross-functional teams. The Company will continue to concentrate on maintaining or reducing accounts receivable and inventory levels. The increase in accrued payroll and benefits resulted from the increase in the Company's profit-sharing contribution to historical levels.

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. At June 30, 1997, $57,000 was outstanding under these bank lines of credit. Should the need arise, management believes the lines of credit could be increased.

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

Management's Discussion & Analysis



Outlook
-------


The following cautionary statement identifies important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These cautionary statements are made pursuant to
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both enacted pursuant to the Private Securities Litigation Reform Act of 1995.

The industry in which the Company competes, as well as the markets that it serves, are characterized by cyclical market patterns as a consequence of, among other things, business cycles, foreign exchange fluctuations, regulatory changes, government spending levels and general economic conditions. These factors affect the timing of orders from the Company's customers and cause substantial variations in sales and profitability from quarter to quarter. Likewise, supplier-related delays and the timing of the release of Company's customer orders may affect quarter-to-quarter sales and profitability. The Company's sales may also be adversely affected by direct and indirect competition from third parties including, but not limited to, legal challenges to existing patents or pending patent applications.

Demand for the Company's instrumentation is substantially affected by the enactment, timing, extent and severity of state, federal and foreign laws governing environmental testing standards as well as product labeling requirements including foods and pharmaceuticals. The Company has and may experience fluctuations in sales of such products as well as in demand for particular product enhancements as a result of actual or perceived changes in regulatory requirements. Legislation or regulations resulting in the development or expansion of acceptance standards for specific testing methods has and may result in periodic delays in sales, especially in the United States. Conversely, increases in international sales have resulted, and may result in the future, from less stringent or nonexistent acceptance standards in a given country.

Moreover, the Company's success is dependent on its ability to continue to develop and engineer high-quality, high-performance products that are commercially acceptable. Risks associated with new product development include market acceptance, competition from other products and the Company's ability to manufacture and market products on an efficient and timely basis at a reasonable cost and in sufficient volume.


Inflation
---------

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

                                                                 CEM Corporation

Consolidated Balance Sheets



In thousands, except share data

                                                                                         June 30
                                                                                 -----------------------
                                                                                   1997           1996
                                                                                 --------       --------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents .............................................      $  5,833       $  1,832
    Short-term investments ................................................         3,100          4,100
    Trade receivables, net ................................................         5,990          7,061
    Inventories ...........................................................         5,139          5,639
    Deferred taxes ........................................................           357            254
    Other current assets ..................................................           385            425
                                                                                 --------       --------
        Total current assets ..............................................        20,804         19,311
LONG-TERM INVESTMENTS .....................................................         2,018          2,024
INVESTMENT IN AFFILIATE ...................................................           250           --
PROPERTY, PLANT AND EQUIPMENT, NET ........................................         5,296          5,569
OTHER ASSETS ..............................................................           846            680
                                                                                 --------       --------
                                                                                 $ 29,214       $ 27,584
                                                                                 ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable and current maturities of long-term debt ................      $     67       $     63
    Accounts payable ......................................................         1,095            990
    Accrued payroll and benefits ..........................................           916            571
    Deferred income .......................................................         1,039          1,098
    Income taxes payable ..................................................           488            410
    Warranty reserve ......................................................           218            175
    Other current liabilities .............................................           572            455
                                                                                 --------       --------

        Total current liabilities .........................................         4,395          3,762
                                                                                 --------       --------
LONG-TERM DEBT, NET OF CURRENT MATURITIES .................................         1,229          1,417
                                                                                 --------       --------
DEFERRED TAXES ............................................................           110             54
                                                                                 --------       --------
SHAREHOLDERS' EQUITY:
    Preferred stock, $5 par value, 1,000,000 shares authorized; none issued          --             --
    Common stock, $.05 par value; 10,000,000 shares authorized;
      3,487,000 and 3,551,000 shares issued and outstanding as of June 30,
      1997 and 1996, respectively .........................................           174            178
    Additional paid-in capital ............................................          --             --
    Retained earnings .....................................................        23,463         22,223
    Translation of foreign currencies .....................................          (157)           (50)
                                                                                 --------       --------
        Total shareholders' equity ........................................        23,480         22,351
                                                                                 --------       --------
                                                                                 $ 29,214       $ 27,584
                                                                                 ========       ========


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation

Consolidated Statements of Income


In thousands, except per share data

                                                        For the years ended June 30
                                                   -------------------------------------
                                                     1997           1996          1995
                                                   --------       --------       -------
Net sales ...................................      $ 30,075       $ 31,477       $31,611
Cost of goods sold ..........................        13,481         13,096        13,341
                                                   --------       --------       -------
     Gross profit ...........................        16,594         18,381        18,270
Selling, general and administrative expenses         11,474         11,354        11,186
Research and development expenses ...........         2,742          2,891         2,605
                                                   --------       --------       -------
     Income from operations .................         2,378          4,136         4,479
Investment income ...........................           454            441           283
Other (expense) income, net .................          (130)           (58)          129
                                                   --------       --------       -------
     Income before income taxes .............         2,702          4,519         4,891
Provision for income taxes ..................           865          1,611         1,712
                                                   --------       --------       -------
     Net income .............................      $  1,837       $  2,908       $ 3,179
                                                   ========       ========       =======

Net income per share ........................      $    .52       $    .78       $   .85
                                                   ========       ========       =======

Weighted average number of shares outstanding         3,550          3,748         3,735
                                                   ========       ========       =======


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation

Consolidated Statements of Cash Flows

In thousands


                                                              For the years ended June 30
                                                          -----------------------------------
                                                            1997          1996          1995
                                                          -------       -------       -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .........................................      $ 1,837       $ 2,908       $ 3,179
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization ..................        1,116         1,052           927
    Deferred income taxes ..........................          (64)          151           (56)
    Loss (gain) on disposal of fixed assets ........           32           (73)           (7)
    Changes in operating assets and liabilities:
      Trade receivables ............................          942          (346)         (557)
      Inventories ..................................          389          (719)         (837)
      Accounts payable and accrued expenses ........          508          (690)          259
      Income taxes payable .........................          101            (3)          380
      Other changes, net ...........................           22          (260)         (154)
                                                          -------       -------       -------
    Net cash provided by operating activities ......        4,883         2,020         3,134
                                                          -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of short-term investments ....................        1,500         2,603         4,500
Purchase of short-term investment ..................         (500)       (2,700)       (5,004)
Purchase of long-term investment ...................         --            --          (2,032)
Purchase of investment in affiliate ................         (250)         --            --
Proceeds from sale of fixed assets .................           56           193            69
Capital expenditures and acquisition of intangibles        (1,165)       (1,013)       (1,028)
                                                          -------       -------       -------
    Net cash used in investing activities ..........         (359)         (917)       (3,495)
                                                          -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable ........................           59            50           200
Proceeds from long-term debt .......................         --            --           1,333
Payment of notes payable ...........................         --             (11)         (200)
Payment of long-term debt ..........................           (8)         --             (11)
Repurchase of common stock .........................         (767)       (2,025)       (1,868)
Proceeds from issuance of common stock .............          147           639           466
                                                          -------       -------       -------
    Net cash used in financing activities ..........         (569)       (1,347)          (80)
                                                          -------       -------       -------

                                                          -------       -------       -------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH ...........           46            (2)           17
                                                          -------       -------       -------
Net increase (decrease) in cash and cash equivalents        4,001          (246)         (424)
Cash and cash equivalents at beginning of year .....        1,832         2,078         2,502
                                                          -------       -------       -------
Cash and cash equivalents at end of year ...........      $ 5,833       $ 1,832       $ 2,078
                                                          =======       =======       =======


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation

Consolidated Statements of Changes in Shareholders' Equity

In thousands


                                                                ADDITIONAL                 TRANSLATION
                                                                 PAID-IN      RETAINED      OF FOREIGN
                                         SHARES      AMOUNT      CAPITAL      EARNINGS      CURRENCIES      TOTAL
                                         ------      ------      -------      --------      ----------      -----
June 30, 1994 ....................       3,718       $ 186       $  --         $ 18,533       $ (98)      $ 18,621
    Issuance of shares under stock
      benefit plans ..............          61           3           570           --          --              573
    Repurchase of common stock ...        (158)         (8)         (328)        (1,532)       --           (1,868)
    Income tax benefit from
      employees' stock options ...        --          --              71           --          --               71
    Translation adjustment .......        --          --            --             --            16             16
    Net income ...................        --          --            --            3,179        --            3,179
                                        ------       -----       -------       --------       -----       --------

June 30, 1995 ....................       3,621         181           313         20,180         (82)        20,592
    Issuance of shares under stock
      benefit plans ..............          77           4           717           --          --              721
    Repurchase of common stock ...        (147)         (7)       (1,154)          (865)       --           (2,026)
    Income tax benefit from
      employees' stock options ...        --          --             124           --          --              124
    Translation adjustment .......        --          --            --             --            32             32
    Net income ...................        --          --            --            2,908        --            2,908
                                        ------       -----       -------       --------       -----       --------

June 30, 1996 ....................       3,551         178          --           22,223         (50)        22,351
    Issuance of shares under stock
      benefit plans ..............          16           1           146           --          --              147
    Repurchase of common stock ...         (80)         (5)         (165)          (597)       --             (767)
    Income tax benefit from
      employees' stock options ...        --          --              19           --          --               19
    Translation adjustment .......        --          --            --             --          (107)          (107)
    Net income ...................        --          --            --            1,837        --            1,837
                                        ------       -----       -------       --------       -----       --------
June 30, 1997 ....................       3,487       $ 174       $  --         $ 23,463       $(157)      $ 23,480
                                        ======       =====       =======       ========       =====       ========


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

TRANSLATION OF FOREIGN CURRENCIES - The Company's export sales, other than those to its foreign subsidiaries, are denominated in U.S. dollars. For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation adjustments are reported separately in shareholders' equity. Net exchange (losses) gains from foreign currency transactions included in income were ($26,000) in 1997, $57,000 in 1996 and $111,000 in 1995.

CONCENTRATION OF CREDIT RISK - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places overnight cash investments with major financial institutions. On June 30, 1997 and 1996, the Company purchased $1,770,000 and $1,492,000, respectively, of Eurodollar investments under agreements to resell on July 1, 1997 and 1996, respectively. Due to the short term nature of the agreements, the Company did not take possession of the securities which were, instead, held by a custodian.

The Company sells instruments on open account terms. Sales are not concentrated geographically and no single customer accounts for more than ten percent of sales. Management considers the risk of significant loss related to trade receivables at June 30, 1997 and 1996 to be minimal.

STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, cash equivalents include short-term interest bearing investments, generally maturing within sixty days. Cash flows from operations include income taxes paid totaling $788,000, $1,312,000 and $1,384,000 in 1997, 1996 and 1995, respectively. Interest paid totaled $135,000, $143,000 and $39,000 in 1997, 1996 and 1995, respectively. The
Company had noncash activity related to the income tax benefit from employees' stock options of $19,000, $124,000 and $71,000 in 1997, 1996 and 1995,
respectively.

INVESTMENTS - The Company records investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires the use of fair value accounting for those securities the Company identifies as trading and available-for-sale, but retains the use of the amortized cost method for investments in debt securities that the Company has the positive intent and ability to hold to maturity. Unrealized holding gains and losses are included in earnings for trading securities and are shown as a separate component of shareholders' equity for available-for-sale securities net of the effects of income taxes. Realized gains or losses continue to be determined on the specific identification method and are reflected in income.

INVESTMENT IN AFFILIATE - In 1996, the Company entered into an exclusive, worldwide licensing agreement with an Israel-based company, Sirotech, Ltd., related to the development and marketing of instruments used in rapid testing for bacteria in raw milk. The Company also acquired a 10% ownership interest in Sirotech, Ltd. which is accounted for under the cost method.

TRADE RECEIVABLES, NET - Trade receivables are stated net of allowances for doubtful accounts of $265,000 and $245,000 at June 30, 1997 and 1996, respectively.

INVENTORIES - Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) basis is used to determine the cost of inventories.

ADVERTISING COSTS - The Company is actively engaged in marketing both new and existing products. All advertising and promotional costs are charged to operations as incurred and totaled $383,000, $960,000 and $742,000 in 1997, 1996 and 1995, respectively.

Notes to Consolidated Financial Statements

PROPERTY, PLANT AND EQUIPMENT, NET - Property, plant and equipment is stated at cost. Depreciation is computed generally using straight-line methods over the estimated useful lives, ranging from 3 to 40 years. When property is disposed of, the cost and related depreciation are removed from the accounts and resulting gains and losses are included in income. Major improvements are capitalized. Repair and maintenance costs are charged to expense as incurred.

RESEARCH AND DEVELOPMENT COSTS - The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new and improved products, and product applications. The costs of these programs as well as ongoing product and process improvement, engineering and support costs are charged to operations as incurred.

DEFERRED INCOME - Revenue from service contracts is recognized in earnings ratably over the period of the service agreement.

DEFERRED INCOME TAXES - Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE - The computation of net income per common share is based on the weighted average number of common shares outstanding each year, adjusted for all stock splits, after adding dilutive common stock equivalents of 19,000 in 1997, 122,000 in 1996 and 104,000 in 1995.

Common stock equivalents consist of stock options. In determining the number of dilutive common stock equivalents, the Company includes average common shares attributable to dilutive stock options using the treasury stock method. Fully diluted net income per share is not presented because it approximates net income per common and common equivalent share.

STOCK OPTIONS - The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," effective July 1, 1996. This statement establishes financial accounting and reporting standards for stock-based compensation, including employee stock purchase plans and stock option plans. As allowed by SFAS No. 123, the Company continues to measure compensation expense under the provisions of APB No. 25, "Accounting for Stock Issued to Employees."

NEW ACCOUNTING STANDARDS - In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share," which is effective for the Company's 1998 fiscal year. Adoption of this statement is not expected to have a material impact on earnings per share.

2. INVESTMENTS

The following table summarizes the amortized cost, fair market value and carrying value of the Company's investments at June 30, 1997 and 1996 under SFAS No. 115. Proceeds from sales of available-for-sale securities were $1,500,000 and $1,603,000 in 1997 and 1996, respectively. There were no realized gains or losses in 1997 in any security classification. In 1996, realized gains on sales of available-for-sale securities totaled $3,000 and there were no realized losses.


1997:                             Amortized     Market     Carrying
        (In Thousands)               Cost        Value      Value
-----------------------------------------------------------------
Short-term available-for-sale       $3,100      $3,100      $3,100
Long-term held-to-maturity
  (see Note 5) ...............       2,018       2,055       2,018
                                    ------      ------      ------
                                    $5,118      $5,155      $5,118
                                    ======      ======      ======


1996:                             Amortized     Market     Carrying
        (In Thousands)               Cost        Value      Value
-----------------------------------------------------------------
Short-term available-for-sale       $4,100      $4,100      $4,100
Long-term held-to-maturity
  (see Note 5) ...............       2,024       2,054       2,024
                                    ------      ------      ------
                                    $6,124      $6,154      $6,124
                                    ======      ======      ======

The contractual maturity on the held-to-maturity security is five years.

3. INVENTORIES

Inventories at current cost are as follows at June 30:

           (In Thousands)       1997        1996
-------------------------      ------      ------
Parts and raw materials .      $2,560      $2,974
Work-in-process and
  finished goods ........       2,579       2,665
                               ------      ------
                               $5,139      $5,639
                               ======      ======

Notes to Consolidated Financial Statements


4. PROPERTY, PLANT AND EQUIPMENT, NET


Property, plant and equipment consisted of the following at June 30:

           (In Thousands)                        1997            1996
--------------------------------------         -------         -------
Land..................................         $   693         $   685
Buildings ............................           4,411           4,448
Machinery and equipment ..............           4,466           4,453
Vehicles .............................             708             819
                                               -------         -------
                                                10,278          10,405
  Less:  accumulated
    depreciation .....................           4,982           4,836
                                               -------         -------
                                               $ 5,296         $ 5,569
                                               =======         =======


5. FINANCING ARRANGEMENTS

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. $57,000 and $51,000, was outstanding at June 30, 1997 and 1996, respectively under these bank lines of credit. The Company is not subject to commitment fees related to the unused portion of the lines of credit.

At June 30, 1997, the Company had a foreign denominated mortgage note payable totaling $92,000 bearing interest at an average rate of 7.4%. Principal payments are due in equal installments until 2006 with the current portion totaling approximately $10,000 per year.

At June 30, 1997, the Company had a term note maturing in fiscal 2000 and denominated in German marks for $1,146,000 carrying a 9.25% fixed interest rate and requiring a balloon principal payment upon maturity. The note is collateralized by a long-term held-to-maturity investment. The carrying amount of this term note approximates its fair value.

6. INCOME TAXES

Pre-tax income and the provision for income taxes consisted of the following:

       (In Thousands)            1997            1996            1995
-----------------------         -------          ------         -------
Pre-tax income (loss):
  Domestic ............         $ 2,705          $4,456         $ 5,146
  Foreign .............              (3)             63            (255)
                                -------          ------         -------
                                  2,702           4,519           4,891
                                =======          ======         =======
Current taxes:
  Federal and state ...             929           1,418           1,816
  Foreign .............            --                50             (48)
                                -------          ------         -------
                                    929           1,468           1,768
Deferred taxes, federal
  and state ...........             (64)            143             (56)
                                -------          ------         -------
Total taxes ...........         $   865          $1,611         $ 1,712
                                =======          ======         =======

The provision includes deferred taxes resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

       (In Thousands)               1997           1996          1995
--------------------------         -----          -----          ----
Unrealized foreign
  exchange gains (losses)          $--            $  27          $(28)
Expiration of capital loss
  carryforwards on
  marketable securities ..          --               68           --
Depreciation .............            40            (23)          (26)
Inventories and reserves .          (139)            23             2
Other items, net .........            35             48            (4)
                                   -----          -----          ----
                                   $ (64)         $ 143          $(56)
                                   =====          =====          ====

Notes to Consolidated Financial Statements



6. INCOME TAXES (CONTINUED)


A reconciliation of the effective income tax rate to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                      1997          1996           1995
                                      ----          ----           ----
Federal statutory income
  tax rate........................    34.0 %        34.0 %         34.0 %
State income taxes, net
  of federal tax benefit.........      3.0           3.1            2.5
Foreign losses...................       -            0.6            0.8
Tax-exempt foreign sales
  income.........................     (3.0)         (4.8)          (4.7)
Tax-exempt interest and
  dividends received
  exclusion......................     (2.4)         (1.0)          (0.9)
Research and
  development credits............     (1.6)           -            (0.8)
Other items, net.................      2.0           3.8            4.1
                                     -----         -----          -----
Effective income tax rate........     32.0 %        35.7 %         35.0 %
                                     =====         =====          =====


Components of net deferred tax assets and liabilities at June 30 are as follows:

           (In Thousands)                 1997           1996
--------------------------------         -----          -----
Current asset (liability):
  Inventories and reserves .....         $ 388          $ 251
  Employee compensation and
    benefits ...................           (29)           (30)
  Other ........................            (2)            33
                                         -----          -----
                                         $ 357          $ 254
                                         =====          =====
Noncurrent liability (asset):
  Depreciation and difference in
    asset basis ................         $  46          $  69
  Amortization of patents ......            56           --
  Foreign exchange on
    inter-company notes ........            18              1
  Deferred gain on
    sale/leaseback transaction .           (10)           (16)
                                         -----          -----
                                         $ 110          $  54
                                         =====          =====



7. INTERNATIONAL OPERATIONS AND EXPORT SALES

The Company operates three subsidiaries in Europe primarily for the distribution of microwave-based instrumentation produced by the parent in the US. Financial data by geographic area is presented below:

       (In Thousands)                 1997              1996              1995
---------------------------         --------          --------          --------
NET SALES:
  U.S. operations:
    Unaffiliated customers:
      U.S .................         $ 16,165          $ 16,964          $ 18,313
      Europe ..............            2,221             2,824             3,099
      Asia ................            3,855             3,657             2,571
      Other ...............            2,561             2,353             2,608
    Inter-area transfers ..            2,308             2,415             3,118
                                    --------          --------          --------
                                      27,110            28,213            29,709
  European operations:
    Unaffiliated customers             5,273             5,679             5,020
  Eliminations ............           (2,308)           (2,415)           (3,118)
                                    --------          --------          --------
Consolidated ..............         $ 30,075          $ 31,477          $ 31,611
                                    ========          ========          ========

NET INCOME (LOSS):
  U.S. operations .........         $  1,776          $  2,970          $  3,513
  European operations .....               (3)               13              (207)
  Eliminations ............               64               (75)             (127)
                                    --------          --------          --------
Consolidated ..............         $  1,837          $  2,908          $  3,179
                                    ========          ========          ========

IDENTIFIABLE ASSETS:
  U.S. operations .........         $ 25,506          $ 23,553          $ 22,404
  European operations .....            4,967             5,248             5,081
  Eliminations ............           (1,259)           (1,217)             (832)
                                    --------          --------          --------
Consolidated ..............         $ 29,214          $ 27,584          $ 26,653
                                    ========          ========          ========


8. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory profit-sharing and a 401(k) tax deferred savings plan covering all employees meeting age and service requirements. Participants can make pre-tax contributions with the Company matching certain percentages of employee contributions. In addition to Company matching contributions under the 401(k) plan, contributions may be made as determined by the Board of Directors. The Company's policy is to fund amounts accrued. Expense related to this plan amounted to $627,000, $105,000 and $638,000 for the years ended June 30, 1997, 1996 and 1995, respectively.

Notes to Consolidated Financial Statements



9. MANAGEMENT INCENTIVE AND STOCK OPTION PLANS


In fiscal 1994, the Company adopted the 1993 Management Equity Plan under which officers and other key employees may receive stock and cash performance-based incentive awards. Up to 375,000 shares are authorized under this plan. At June 30, 1997, 237,000 shares were reserved for future grants. No compensation expense was accrued under the plan in 1997 and 1996; $232,000 was accrued in 1995.

Also in fiscal 1994, the Company adopted the 1993 Nonqualified Stock Option Plan for Non-Employee Directors under which options may be granted to outside directors. Up to 25,000 shares are authorized under this plan. At June 30, 1997, 12,000 shares were reserved for future grants.

Additional information with respect to the 1993 Management Equity Plan and 1993 Nonqualified Stock Option Plan is as follows:

                  (In Thousands)                         Shares
----------------------------------------------------   ----------
Stock awards:
  1995 awards at $11.00 per share..................         10
  1996 awards at $13.00 per share..................          7
  1997 awards......................................          -
                                                       ----------
Total stock awards at $11.00 - $13.00 per share....         17
                                                       ==========

Options to purchase shares:
----------------------------------------------------
  Outstanding at June 30, 1994 at
    $12.13 per share...............................          1
      Granted at $11.00 - $13.63 per share.........         59
                                                       ----------
  Outstanding at June 30, 1995
    at $11.00 - $13.63 per share...................         60
      Granted at $12.75 - $13.75 per share.........         61
      Exercised at $11.00 per share................         (1)
      Canceled at $11.00 - $13.63 per share........        (15)
                                                       ----------
  Outstanding at June 30, 1996
    at $11.00 - $13.75 per share...................        105
      Granted at $8.25 - $10.69 per share..........         65
      Canceled at $10.69 - $13.00 per share........        (20)
                                                       ----------
  Outstanding at June 30, 1997
    at $8.25 - $13.75 per share....................        150
                                                       ==========
  Options exercisable at June 30, 1997
    at $11.00 - $13.75 per share...................         41
                                                       ==========

Effective with the approval of the above plans, the Company's 1986 and 1987 stock option plans, under which options were granted to officers, employees, and outside directors, were terminated. At June 30, 1997, no shares were reserved for future grants. The prices for all outstanding and exercisable options related to the 1986 and 1987 stock option plans ranged from $6.56 - $13.63 per share for all periods presented.

Additional information with respect to the 1986 and 1987 stock option plans is as follows:


                  (In Thousands)                         Shares
----------------------------------------------------   ----------
Options to purchase shares:
----------------------------------------------------
  Outstanding at June 30, 1994.....................        489
    Exercised at $7.69 - $10.50 per share..........        (51)
    Canceled at $8.88 - $10.50 per share...........         (4)
                                                       ----------
  Outstanding at June 30, 1995.....................        434
    Exercised at $7.69 - $10.50 per share..........        (69)
    Canceled at $6.56 - $11.00 per share...........         (2)
                                                       ----------
  Outstanding at June 30, 1996.....................        363
    Exercised at $7.69 - $10.50 per share..........        (16)
    Canceled at $8.50 - $10.50 per share...........        (47)
                                                       ----------
  Outstanding at June 30, 1997.....................        300
                                                       ==========
  Options exercisable at June 30, 1997.............        289
                                                       ==========

Options granted under all stock option plans are exercisable at the market value of the shares at the date of grant. The options are exercisable over a period not to exceed ten years. Tax benefits arising from disqualifying dispositions are recognized at the time of disposition, are credited to additional paid-in capital and recorded as noncash activity on the statement of cash flows.

PRO FORMA INFORMATION- The Company continues to apply APB No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated statements of operations for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value method prescribed in SFAS No. 123, the Company's net income and earnings per share would have changed to the pro forma amounts indicated below:

                                               1997      1996
                                            ---------------------
Net income (in thousands).....  as reported $   1,837  $  2,908
                                  pro forma $   1,751  $  2,868

Earnings per share............  as reported $     .52  $    .78
                                  pro forma $     .49  $    .77

Notes to Consolidated Financial Statements



9. MANAGEMENT INCENTIVE AND STOCK OPTION PLANS (CONTINUED)


The above pro forma amounts include compensation expense for options granted since July 1, 1995, and may not be representative of that to be expected in future years. The pro forma amounts assume that the fair value assigned to the options were amortized using the straight-line method over the vesting period of the options, which is one to four years.

The fair value of each option granted under the stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997 and 1996:

                                         1997          1996
                                     ------------- ------------
 Risk-free interest rate.............     6.5  %       6.0  %
 Expected life.......................    6 YEARS      6 years
 Expected volatility.................      30  %        20  %

 A dividend yield of zero was used for each year. These assumptions resulted in weighted-average values as of the grant dates of $4.52 and $4.64 per share for stock options granted in 1997 and 1996, respectively.



10. QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly results of operations and quarterly stock prices for fiscal 1997 and 1996 are summarized in the table below. The stock prices represent the high and low sales prices for CEM common shares as reported on the Nasdaq Stock Market. No cash dividends were declared during the two fiscal years ended June 30, 1997.


                                         Q-1            Q-2            Q-3            Q-4           Year
                                    --------------------------------------------------------------------------
1997:
  Net sales                         $      6,610   $      8,172   $     7,137    $     8,156    $    30,075
  Gross profit                             3,552          4,472         4,041          4,529         16,594
  Net income                                 106            605           391            735          1,837
  Net income per share                       .03            .17           .11            .21            .52

Stock Price:
  High                              $      14.00   $      11.00   $     12.75    $      9.25    $     14.00
  Low                                      10.50           7.50          8.00           7.75           7.50

--------------------------------------------------------------------------------------------------------------

1996:
  Net sales                         $      7,461   $      8,731   $     7,518    $     7,767    $    31,477
  Gross profit                             4,267          5,241         4,232          4,641         18,381
  Net income                                 677          1,001           676            554          2,908
  Net income per share                       .18            .27           .18            .15            .78

Stock Price:
  High                              $      14.50   $      14.50   $     15.00    $     14.25    $     15.00
  Low                                      11.75          12.50         12.75          13.25          11.75

--------------------------------------------------------------------------------------------------------------

Report of Independent Accountants


To the Shareholders of CEM Corporation:


We have audited the accompanying consolidated balance sheets of CEM Corporation and Subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CEM Corporation and Subsidiaries as of June 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.


Charlotte, North Carolina
July 23, 1997

Corporate Information


OFFICERS & DIRECTORS

DR. MICHAEL J. COLLINS
Director, President and Chief Executive Officer


JOHN L. CHANON
Director
Area Partner
Tatum CFO Partners LP (CFO Services)


JOHN D. CORRENTI
Director
Vice Chairman, President and Chief Executive Officer
Nucor Corporation (Steel Products)


RICHARD N. DECKER
Vice President - Finance, Chief Financial Officer, Secretary and Treasurer


RONALD A. NORELLI
Chairman of the Board
President and Chief Executive Officer
Norelli & Company (Management Consulting)



CORPORATE ADDRESS
CEM Corporation
3100 Smith Farm Road
P.O. Box 200
Matthews, North Carolina 28106-0200
(704) 821-7015
e:mail: info@cemx.com
Web: http://www.cemx.com

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Winston Salem, North Carolina

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
Charlotte, North Carolina

GENERAL COUNSEL
Kennedy Covington Lobdell & Hickman, L.L.P.
Charlotte, North Carolina

FORM 10-K/INVESTOR CONTACT
The Company's Annual Report on Form 10-K for the year ended June 30, 1997 filed with the Securities and Exchange Commission is available without charge to shareholders upon written request. These requests and other investor contacts should be directed to Richard N. Decker, Secretary, at the corporate address.

ANNUAL MEETING
The annual meeting of shareholders of CEM Corporation will be held at 11:00 am local time on November 6, 1997 at the corporate offices, 3100 Smith Farm Road, Matthews, North Carolina. Shareholders of record as of September 8, 1997 will be entitled to vote at this meeting.

TRADEMARKS
CEM(TM), MAC(TM), MES 1000(TM), MDS 2000(TM), MAS 7000(TM), Airwave 7000(TM), LabWave 9000(TM), SpectroPrep(TM), STAR(TM), MARS 5(TM), ProFat 2(TM) and PrepLink(TM) are CEM Corporation trademarks. For ease of reading, designations of trademarks have sometimes been omitted from the text of this report.

NASDAQ SYMBOL
The Company's common shares are traded on the Nasdaq Stock Market (National Market System) under the symbol CEMX.


SHAREHOLDERS OF RECORD
As of September 8, 1997, The Company had approximately 2,200 shareholders of record and an estimate of the number of individual participants represented by security position listings.



20