Form 10-K405, Exhibit 13
period 1998-06-30
CEM CORP
filed 1998-09-25
CIK 793933

                                   Exhibit 13

                            1998 Financial Highlights
                            -------------------------

In thousands, except per share data


                                                           For the years ended June 30
                                                ---------------------------------------------------
                                                  1998       1997       1996       1995       1994
                                                -------    -------    -------    -------    -------
Income Statement and Cash Flows
   Net sales ...............................    $32,362    $30,075    $31,477    $31,611    $29,040
   Income from operations ..................      3,049      2,378      4,136      4,479      4,050
   Net income ..............................      2,424      1,837      2,908      3,179      2,791
   Net income per share
      Basic ................................    $   .71    $   .52    $   .80    $   .88    $   .71
      Diluted ..............................    $   .70    $   .52    $   .78    $   .85    $   .70
   Average shares outstanding
      Basic ................................      3,435      3,530      3,626      3,630      3,913
      Diluted ..............................      3,469      3,550      3,748      3,735      3,994
   Net cash provided by operating activities    $ 3,744    $ 4,883    $ 2,020    $ 3,134    $ 3,220

                                                                   As of June 30
                                                ---------------------------------------------------
                                                  1998       1997       1996       1995       1994
                                                -------    -------    -------    -------    -------
Balance Sheet
   Working capital .........................    $13,636    $16,409    $15,549    $14,047    $12,892
   Total assets ............................     28,298     29,214     27,584     26,653     22,766
   Long-term debt ..........................      1,177      1,229      1,417      1,578        132
   Shareholders' equity ....................    $21,719    $23,480    $22,351    $20,592    $18,621



FOOTNOTE: The following graphs are presented for a five-year period and are displayed below the tables:

         1)    Net Sales (In Millions)
         2)    Net Income (In Millions)
         3)    Net Income Per  Diluted Share
         4)    Return on Equity




The Registrant engages in one line of business, the development, manufacture, sale and service of microwave-based instrumentation for testing, analysis and process control in analytical laboratory and industrial markets. These sample preparation products provide advantages of speed and simplicity compared to traditional methods of testing and analysis. The Registrant's products are used in the general analytical laboratory market and in many manufacturing and processing industries, including chemical and food processing. A significant amount of the Registrant's sales consists of consumable supplies, parts and service for its instrumentation. The Registrant was organized as a North Carolina corporation in 1971.


                               Inside Front Cover

Management's Discussion & Analysis


The following table sets forth the percentage relationship of net sales, expenses and income for the periods indicated:

                                                         For the years ended June 30
                                                -----------------------------------------------
                                                                               Percent Change
                                                   Percentage of Sales        Over Prior Period
                                                --------------------------    -----------------
                                                 1998      1997      1996      1998      1997
                                                ------    ------    ------    ------    -------
Net sales ..................................    100.0%    100.0%    100.0%      7.6%     (4.5)%
Cost of goods sold .........................     46.4      44.8      41.6      11.5       2.9
                                                -----     -----     -----     -----     -----
Gross profit ...............................     53.6      55.2      58.4       4.4      (9.7)
Selling, general and administrative expenses     35.1      38.2      36.1      (1.2)      1.1
Research and development expenses ..........      9.1       9.1       9.2       7.3      (5.2)
                                                -----     -----     -----     -----     -----
Income from operations .....................      9.4       7.9      13.1      28.2     (42.5)
Investment income ..........................      1.7       1.5       1.4      20.5       2.9
Other expense, net .........................       .2        .4        .1        NM        nm
                                                -----     -----     -----     -----     -----
Income before income taxes .................     10.9       9.0      14.4      30.8     (40.2)
Provision for income taxes .................      3.4       2.9       5.2      28.3     (46.3)
                                                -----     -----     -----     -----     -----
Net income .................................      7.5%      6.1%      9.2%     32.0     (36.8)
                                                =====     =====     =====     =====     =====



Results of Operations

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Net sales for fiscal 1998 increased to a record of $32.4 million or 8% above prior year. The primary driver for the increase in net sales was the Company's Microwave Accelerated Reaction System (MARS), a new closed vessel digestion system, which was introduced in the first quarter and accounted for over 18% of fiscal 1998 sales. The increase in net sales was accomplished against the backdrop of a sharp slowdown in sales to Asia, which declined 31%. Sales in the U.S., Europe and other international areas contributed substantial gains for the year and offset the Asian downturn. Foreign sales as a percentage of total sales decreased from 46% to 45%.

As expected, gross profit margins declined from 55.2% to 53.6% primarily due to high MARS costs and changes in product mix. Management has identified certain engineering and manufacturing changes that it intends to pursue during fiscal 1999 to enhance the return on the Company's investment in developing and marketing this system. In the near term, the Company expects margins to remain at or slightly below the 1998 level as several new product introductions are planned for fiscal 1999 and 2000.

Cost containment measures continue to show positive results as selling, general and administrative expenses decreased slightly from prior year. The increase in research and development expenses by 7% reflects the Company's continued commitment to develop new products and product enhancements in both new and existing markets. Management expects research and development expenses to remain between 8% and 10% of sales for the foreseeable future.

Investment income increased due to effective cash management strategies and an increase in average cash and investment balances during the year.

The Company's effective tax rate decreased from 32.0% to 31.4% as a result of lower state income taxes and various other minor factors. In the near term, management expects the effective tax rate to remain relatively consistent with fiscal years 1998 and 1997.

During the fourth quarter of fiscal 1997, the United States District Court for the Eastern District of North Carolina issued a judgment that CEM's patent related to microwave digestion vessels is valid and enforceable. The Court held that Questron Corporation, a privately held manufacturer of microwave-based instruments, had willfully and deliberately infringed the Company's patent. Questron and its owners were permanently enjoined by the Court from infringing the patent or inducing others to infringe the patent. While the Company was awarded approximately $1.5 million plus treble damages, attorneys fees and interest, the collection of any significant amount by CEM is doubtful due to Questron's filing for Chapter 7 bankruptcy in July 1997. Therefore, no gain has been recorded. The Company continues to pursue collection of damages awarded. Resolution of this matter reflects management's strong commitment to enforce all rights related to the Company's intellectual property.

Management's Discussion & Analysis

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

In 1997, sales declined $1.4 million or 5%, primarily due to weakness in the U.S. and German markets. The decline primarily resulted from significantly lower MDS instrument sales in environmental, governmental, food and other industries. As expected, this decline was partially offset by increased sales of our STAR instruments which were introduced in March 1996. Foreign sales were 46% of total sales in 1997 and 1996.

Gross profit margins declined from 58.4% to 55.2% primarily due to changes in product mix, additions to inventory obsolescence reserves, higher warranty costs associated with new product introductions, and increased profit sharing expenses. Additionally, gross margins were negatively impacted due to the decrease in sales by the Company's European subsidiaries which, on a consolidated basis, carry higher margins than U. S. sales.

Foreign distributor commissions and legal costs, offset by a decrease in advertising, were primary contributors to the $120,000 or 1.1% increase in selling, general and administrative expenses. Research and development expenses were consistent with management's expectations.

The Company's effective tax rate declined from 35.7% to 32.0% resulting from the renewal of the Research and Experimentation tax credit and higher non-taxable investment income as a percentage of income before income taxes.

Liquidity and Capital Resources

Cash provided by operating activities during fiscal 1998 totaled $3.7 million and decreased $1.1 million from the prior year due to higher inventory levels needed to support the MARS implementation and increased receivables resulting from increased fourth quarter fiscal 1998 sales.

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. At June 30, 1998 and 1997, $83,000 and $57,000 respectively, was outstanding under these bank lines of credit. Should the need arise, management believes the lines of credit could be increased.

In 1995 the Company converted an intercompany note receivable to a third party bank loan of $1.5 million, denominated in German marks. The loan proceeds and an additional $0.5 million of available cash were used to acquire a long-term investment which was pledged to collateralize the loan. While the loan and the corresponding long-term investment are now reflected on the balance sheet, this transaction eliminated the Company's exposure to future currency fluctuations on the intercompany note receivable.

In 1991, the Company began a stock repurchase program, which has been extended by the Board of Directors on several occasions. Repurchases totaled $5.0, $0.8, and $2.0 million in 1998, 1997, and 1996, respectively. As of June 30, 1998, an additional $1.1 million remained authorized to repurchase the Company's common stock. From time to time, repurchases may be made in the open market at prevailing market prices. The shares repurchased will reduce any dilution of earnings per share to existing shareholders resulting from the Company's stock option and compensation plans. The stock repurchase program had the effect of increasing earnings per diluted share by $.02, $.01 and $.01 in 1998, 1997 and 1996, respectively. It should have a more significant effect on earnings per share in fiscal 1999.

The Company has undertaken a comprehensive effort to assess and address its exposure to the "Year 2000 Issue" that results from computers and other systems that process or use date sensitive information and may incorrectly respond to dates on or after January 1, 2000. The Company is substantially complete in identifying both information technology (IT) and non-IT systems that may be affected by the Year 2000 issue. IT systems that could be affected include principally financial management systems both in the United States and in the Company's foreign operations, which means that a number of systems must be analyzed. The Company has also identified a number of non-IT systems within its physical plant that may be affected by the Year 2000 issue. Finally, the Company has communicated with third party vendors, suppliers and customers with whom the Company has a significant relationship to evaluate whether these third parties have significant Year 2000 problems that could have a material adverse effect on the Company. No such problems have been identified. CEM instrument operations will be unaffected when year 2000 occurs. CEM instruments do not use the date for operation; rather, they use the date as a stamp for printouts only.

The Company expects to complete its plan for addressing the Year 2000 Issue by the end of its second fiscal quarter. Plans for addressing IT systems in the United States are substantially complete and involve primarily software upgrades and/or hardware upgrades. The Company believes that it will be able to identify similar ways to address IT systems located outside of the United States. For non-IT systems, the Company does not expect to identify any areas that are not capable of being repaired at fairly low cost or where Year 2000 problems would have a material impact on the Company.

During the most recent fiscal year, the Company spent approximately $10,000 to address the Year 2000 Issue. The Company does not believe that its future expenditures to address this issue will be material to the Company, although there can be no assurance in this regard until the Company's assessments, planning and implementation are complete.

Management's Discussion & Analysis

The Company expects to complete the implementation of its plans to address the Year 2000 Issue sometime during late fiscal 1999, in time to allow testing to ensure that the steps taken will be adequate to address the problems identified. If the Company's plans to address these issues are not successful, the Company would attempt to identify and purchase replacement systems that do not have problems associated with the Year 2000 Issue. The cost of such replacement systems has not been estimated by the Company.

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

Outlook

The following cautionary statement identifies important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These cautionary statements are made pursuant to
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both enacted pursuant to the Private Securities Litigation Reform Act of 1995.

The industry in which the Company competes, as well as the markets that it serves, are characterized by cyclical market patterns as a consequence of, among other things, business cycles, foreign exchange fluctuations, regulatory changes, government spending levels and general economic conditions. For example, sales from Asia, which accounted for 8.3% of total fiscal 1998 sales, could be negatively impacted with any further deterioration in Asian economies. These factors affect the timing of orders from the Company's customers and cause substantial variations in sales and profitability from quarter to quarter. Likewise, supplier-related delays and the timing of the release of the Company's customer orders may affect quarter-to-quarter sales and profitability. The Company's sales may also be adversely affected by direct and indirect competition from third parties including, but not limited to, legal challenges to existing patents or pending patent applications.

Demand for the Company's instrumentation is substantially affected by the enactment, timing, extent and severity of state, federal and foreign laws governing environmental testing standards as well as product labeling requirements for foods and pharmaceuticals. The Company has experienced and may continue to experience fluctuations in sales of such products as well as in demand for particular product enhancements as a result of actual or perceived changes in regulatory requirements. Legislation or regulations resulting in the development or expansion of acceptance standards for specific testing methods has limited and may continue to limit sales of certain products, especially in the United States. Conversely, increases in international sales have resulted, and may result in the future, from less stringent or nonexistent acceptance standards in a given country.

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

Inflation

Inflation has not had a material impact on the Company's operations. In the past several years, prices of some components purchased by the Company have increased, while prices of other components have declined due, in part, to changes in volume. Management believes that increases in costs have not exceeded the inflation rate of the national economy as a whole.

                                                                 CEM Corporation
Consolidated Balance Sheets

In thousands, except share data

                                                                                      June 30
                                                                                --------------------
                                                                                  1998        1997
                                                                                --------    --------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents ...............................................   $  2,963    $  5,833
    Short-term investments ..................................................      3,200       3,100
    Trade receivables, net ..................................................      6,616       5,990
    Inventories .............................................................      5,675       5,139
    Deferred taxes ..........................................................        231         357
    Other current assets ....................................................        257         385
                                                                                --------    --------
        Total current assets ................................................     18,942      20,804
LONG-TERM INVESTMENTS .......................................................      3,117       2,018
INVESTMENT IN AFFILIATE .....................................................        325         250
PROPERTY, PLANT AND EQUIPMENT, NET ..........................................      4,925       5,296
OTHER ASSETS ................................................................        989         846
                                                                                --------    --------
                                                                                $ 28,298    $ 29,214
                                                                                ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Notes payable and current maturities of long-term debt ..................   $     92    $     67
    Accounts payable ........................................................      1,491       1,095
    Accrued payroll and benefits ............................................      1,115         916
    Deferred income .........................................................      1,280       1,039
    Income taxes payable ....................................................        538         488
    Warranty reserve ........................................................        213         218
    Other current liabilities ...............................................        577         572
                                                                                --------    --------

        Total current liabilities ...........................................      5,306       4,395
                                                                                --------    --------
LONG-TERM DEBT, NET OF CURRENT MATURITIES ...................................      1,177       1,229
                                                                                --------    --------
DEFERRED TAXES ..............................................................         96         110
                                                                                --------    --------
SHAREHOLDERS' EQUITY:
    Preferred stock, $5 par value, 1,000,000 shares authorized; none issued .         --          --
    Common stock, $.05 par value; 10,000,000 shares authorized; 3,180,000 and
      3,487,000 shares issued and outstanding as of June 30, 1998 and 1997,
      respectively ..........................................................        159         174
    Additional paid-in capital ..............................................         --          --
    Retained earnings .......................................................     21,800      23,463
    Translation of foreign currencies .......................................       (240)       (157)
                                                                                --------    --------
        Total shareholders' equity ..........................................     21,719      23,480
                                                                                --------    --------
                                                                                $ 28,298    $ 29,214
                                                                                ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
Consolidated Statements of Income

In thousands, except per share data


                                               For the years ended June 30
                                               ---------------------------
                                                 1998      1997      1996
                                               -------   -------   -------
Net sales ..................................   $32,362   $30,075   $31,477
Cost of goods sold .........................    15,030    13,481    13,096
                                               -------   -------   -------
     Gross profit ..........................    17,332    16,594    18,381
Selling, general and administrative expenses    11,340    11,474    11,354
Research and development expenses ..........     2,943     2,742     2,891
                                               -------   -------   -------
     Income from operations ................     3,049     2,378     4,136
Investment income ..........................       547       454       441
Other expense, net .........................        62       130        58
                                               -------   -------   -------
     Income before income taxes ............     3,534     2,702     4,519
Provision for income taxes .................     1,110       865     1,611
                                               -------   -------   -------
     Net income ............................   $ 2,424   $ 1,837   $ 2,908
                                               =======   =======   =======

Earnings per share
     Basic .................................   $   .71   $   .52   $   .80
     Diluted ...............................   $   .70   $   .52   $   .78

Average shares outstanding
     Basic .................................     3,435     3,530     3,626
     Diluted ...............................     3,469     3,550     3,748


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
Consolidated Statements of Cash Flows

In thousands

                                                       For the years ended June 30
                                                      -----------------------------
                                                        1998       1997       1996
                                                      -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income ........................................   $ 2,424    $ 1,837    $ 2,908
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization .................     1,261      1,116      1,052
    Deferred income taxes .........................       112        (64)       151
    Loss (gain) on disposal of fixed assets .......        21         32        (73)
    Changes in operating assets and liabilities:
      Trade receivables ...........................      (673)       942       (346)
      Inventories .................................      (580)       389       (719)
      Accounts payable and accrued expenses .......       885        508       (690)
      Income taxes payable ........................       163        101         (3)
      Other changes, net ..........................       131         22       (260)
                                                      -------    -------    -------
    Net cash provided by operating activities .....     3,744      4,883      2,020
                                                      -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of short-term investments ...................     3,100      1,500      2,603
Purchase of short-term investment .................    (3,200)      (500)    (2,700)
Purchase of long-term investment ..................    (1,152)        --         --
Purchase of investment in affiliate ...............       (75)      (250)        --
Proceeds from sale of fixed assets ................        29         56        193
Capital expenditures and acquisition of intangibles    (1,119)    (1,165)    (1,013)
                                                      -------    -------    -------
    Net cash used in investing activities .........    (2,417)      (359)      (917)
                                                      -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable .......................        84         59         50
Payment of notes payable ..........................        --         --        (11)
Payment of long-term debt .........................       (65)        (8)        --
Repurchase of common stock ........................    (4,999)      (767)    (2,025)
Proceeds from issuance of common stock ............       784        147        639
                                                      -------    -------    -------
    Net cash used in financing activities .........    (4,196)      (569)    (1,347)
                                                      -------    -------    -------

                                                      -------    -------    -------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH ..........        (1)        46         (2)
                                                      -------    -------    -------
Net (decrease)increase in cash and cash equivalents    (2,870)     4,001       (246)
Cash and cash equivalents at beginning of year ....     5,833      1,832      2,078
                                                      -------    -------    -------
Cash and cash equivalents at end of year ..........   $ 2,963    $ 5,833    $ 1,832
                                                      =======    =======    =======


The accompanying notes are an integral part of the consolidated financial statements.

                                                                 CEM Corporation
Consolidated Statements of Changes in Shareholders' Equity

In thousands


                                                            ADDITIONAL             TRANSLATION
                                                             PAID-IN     RETAINED  OF FOREIGN
                                      SHARES      AMOUNT     CAPITAL     EARNINGS  CURRENCIES     TOTAL
                                     --------    --------   ----------   --------  -----------   --------
June 30, 1995 ....................      3,621    $    181    $    313    $ 20,180    $    (82)   $ 20,592
    Issuance of shares under stock
      benefit plans ..............         77           4         717          --          --         721
    Repurchase of common stock ...       (147)         (7)     (1,154)       (865)         --      (2,026)
    Income tax benefit from
      employees' stock options ...         --          --         124          --          --         124
    Translation adjustment .......         --          --          --          --          32          32
    Net income ...................         --          --          --       2,908          --       2,908
                                     --------    --------    --------    --------    --------    --------
June 30, 1996 ....................      3,551         178          --      22,223         (50)     22,351
    Issuance of shares under stock
      benefit plans ..............         16           1         146          --          --         147
    Repurchase of common stock ...        (80)         (5)       (165)       (597)         --        (767)
    Income tax benefit from
      employees' stock options ...         --          --          19          --          --          19
    Translation adjustment .......         --          --          --          --        (107)       (107)
    Net income ...................         --          --          --       1,837          --       1,837
                                     --------    --------    --------    --------    --------    --------
June 30, 1997 ....................      3,487         174          --      23,463        (157)     23,480
    Issuance of shares under stock
      benefit plans ..............         95           5         779          --                     784
    Repurchase of common stock ...       (402)        (20)       (892)     (4,087)         --      (4,999)
    Income tax benefit from
      employees' stock options ...         --          --         113          --                     113
    Translation adjustment .......         --          --          --          --         (83)        (83)
    Net income ...................         --          --          --       2,424          --       2,424
                                     --------    --------    --------    --------    --------    --------
June 30, 1998 ....................      3,180    $    159    $     --    $ 21,800    $   (240)   $ 21,719
                                     ========    ========    ========    ========    ========    ========

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

TRANSLATION OF FOREIGN CURRENCIES - The Company's export sales, other than those to its foreign subsidiaries, are denominated in U.S. dollars. For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation adjustments are reported separately in shareholders' equity. Net exchange gains (losses) from foreign currency transactions included in income were $51,000 in 1998, ($26,000) in 1997, and $57,000 in 1996.

STATEMENT OF CASH FLOWS - For purposes of reporting cash flows, cash equivalents include short-term interest bearing investments, generally maturing within sixty days. Cash flows from operations include income taxes paid totaling $817,000, $788,000, and $1,312,000 in 1998, 1997 and 1996, respectively. Interest paid totaled $127,000, $135,000, and $143,000 in 1998, 1997 and 1996, respectively.
The Company had noncash activity related to the income tax benefit from employees' stock options of $113,000, $19,000 and $124,000 in 1998, 1997 and
1996, respectively.

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

INVESTMENT IN AFFILIATE - In 1996, the Company entered into an exclusive, worldwide licensing agreement with an Israeli-based company, Sirotech, Ltd., related to the development and marketing of instruments used in rapid testing for bacteria in raw milk. The Company increased its ownership in Sirotech, Ltd. from 10% in 1997 to 13% in 1998. The investment is accounted for under the cost method.

TRADE RECEIVABLES, NET - Trade receivables are stated net of allowances for doubtful accounts of $306,000 and $265,000 at June 30, 1998 and 1997, respectively.

INVENTORIES - Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) basis is used to determine the cost of inventories.

ADVERTISING COSTS - The Company is actively engaged in marketing both new and existing products. All advertising and promotional costs are charged to operations as incurred and totaled $480,000, $383,000 and $960,000 in 1998, 1997 and 1996, respectively.

                                                                 CEM Corporation
Notes to Consolidated Financial Statements

1.   ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT, NET - Property, plant and equipment is stated at cost. Depreciation is computed generally using straight-line methods over the estimated useful lives as follows: 20-40 years for buildings, 3-10 years for machinery and equipment, and 3-5 years for vehicles. When property is disposed of, the cost and related depreciation are removed from the accounts and resulting gains and losses are included in income. Major improvements are capitalized. Repair and maintenance costs are charged to expense as incurred.

RESEARCH AND DEVELOPMENT COSTS - The Company is actively engaged in basic technology and applied research and development programs which are designed to develop new and improved products, and product applications. The costs of these programs as well as ongoing product and process improvement, engineering and support costs are charged to expense as incurred.

DEFERRED INCOME - Revenue from service contracts is recognized in earnings ratably over the period of the service agreement.

DEFERRED INCOME TAXES - Deferred tax assets or liabilities are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

STOCK OPTIONS - The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which establishes financial accounting and reporting standards for stock-based compensation, including employee stock purchase plans and stock option plans. As allowed by SFAS No. 123, the Company continues to measure compensation expense under the provisions of APB No. 25, "Accounting for Stock Issued to Employees."

NEW ACCOUNTING STANDARDS - Statement of Financial Accounting Standard No. 130 ("FAS 130"), Comprehensive Income, is effective in fiscal year 1999. FAS 130 requires transactions that are currently reported directly to shareholders' equity to be reported in a financial statement that is displayed as prominently as other financial statements. FAS 130 impacts disclosure only, therefore, it will have no impact on the Company's financial condition, cash flows, or results of operations.

2.   FINANCIAL INSTRUMENTS

Foreign Currency Risk

The Company has a term note denominated in German marks for $1,106,000 maturing in fiscal 2000. To mitigate the effect of foreign currency movements, the Company has investments denominated in German marks also maturing in fiscal 2000 which management intends to utilize to extinguish this debt.


Interest Rate Swap

The Company has entered into an interest rate swap whereby a variable rate, based on IBOR (Interstate Bank Offered Rate) plus 1.65% on the Company's term note denominated in German marks, was swapped for a fixed interest rate.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places overnight cash investments with major financial institutions. On June 30, 1998 and 1997, the Company purchased $997,000 and $1,770,000, respectively, of Eurodollar investments under agreements to resell on July 1, 1998 and 1997, respectively. Due to the short term nature of the agreements, the Company did not take possession of the securities which were, instead, held by a custodian.

The Company sells instruments on open account terms. Sales are not concentrated geographically and no single customer accounts for more than ten percent of sales. Management considers the risk of significant loss related to trade receivables at June 30, 1998 and 1997 to be minimal.

3.   INVESTMENTS

The following table summarizes the amortized cost, fair market value and carrying value of the Company's investments at June 30, 1998 and 1997 under SFAS No. 115. Proceeds from sales of available-for-sale securities were $3,100,000 and $1,500,000 in 1998 and 1997, respectively. There were no realized gains or losses in 1998 or 1997 in any security classification. In 1996, realized gains on sales of available-for-sale securities totaled $3,000 and there were no realized losses.

1998:                                         Amortized      Market     Carrying
        (In Thousands)                           Cost        Value        Value
-----------------------------------------     ---------      ------     --------
Short-term available-for-sale ...........       $3,200       $3,200      $3,200
Long-term held-to-maturity
  (see Note 6) ..........................        3,117        3,165       3,117
                                                ------       ------      ------
                                                $6,317       $6,365      $6,317
                                                ======       ======      ======

1997:                                         Amortized      Market     Carrying
        (In Thousands)                           Cost        Value        Value
-----------------------------------------     ---------      ------     --------
Short-term available-for-sale ...........       $3,100       $3,100      $3,100
Long-term held-to-maturity
  (see Note 6) ..........................        2,018        2,055       2,018
                                                ------       ------      ------
                                                $5,118       $5,155      $5,118
                                                ======       ======      ======

The long-term held-to-maturity securities mature in fiscal 2000.

                                                                 CEM Corporation
Notes to Consolidated Financial Statements

4.   INVENTORIES
Inventories at current cost are as follows at June 30:

               (In Thousands)                             1998             1997
----------------------------------------------           ------           ------
Parts and raw materials ......................           $3,302           $2,560
Work-in-process and finished goods ...........            2,373            2,579
                                                         ------           ------
                                                         $5,675           $5,139
                                                         ======           ======

5.   PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at June 30:

               (In Thousands)                              1998            1997
------------------------------------------------         -------         -------
Land ...........................................         $   691         $   693
Buildings ......................................           4,432           4,411
Machinery and equipment ........................           4,928           4,466
Vehicles .......................................             690             708
                                                         -------         -------
                                                          10,741          10,278
  Less: accumulated depreciation ...............           5,816           4,982
                                                         -------         -------
                                                         $ 4,925         $ 5,296
                                                         =======         =======


6.   FINANCING ARRANGEMENTS

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. $83,000 and $57,000, was outstanding at June 30, 1998 and 1997, respectively under these bank lines of credit. The Company is not subject to commitment fees related to the unused portion of the lines of credit.

At June 30, 1998, the Company had a foreign denominated mortgage note payable totaling $80,000 bearing interest at an average rate of 7.4%. Principal payments are due in equal installments until 2006 with the current portion totaling approximately $10,000 per year.

At June 30, 1998, the Company had a term note maturing in fiscal 2000 and denominated in German marks for $1,106,000 carrying a 9.25% fixed interest rate and requiring a balloon principal payment upon maturity. The note is collateralized by a long-term held-to-maturity investment. The carrying amount of this term note approximates its fair value.

7.   INCOME TAXES

Pre-tax income and the provision for income taxes consisted of the following:

             (In Thousands)                     1998         1997          1996
----------------------------------------      -------      -------       -------
Pre-tax income (loss):
  Domestic .............................      $ 3,266      $ 2,705       $ 4,456
  Foreign ..............................          268           (3)           63
                                              -------      -------       -------
                                                3,534        2,702         4,519
                                              =======      =======       =======
Current taxes:
  Federal and state ....................          845          929         1,418
  Foreign ..............................          153           --            50
                                              -------      -------       -------
                                                  998          929         1,468
Deferred taxes, federal and state ......          112          (64)          143
                                              -------      -------       -------
Total taxes ............................      $ 1,110      $   865       $ 1,611
                                              =======      =======       =======

The provision includes deferred taxes resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

             (In Thousands)                     1998         1997          1996
----------------------------------------      -------      -------       -------
Unrealized foreign exchange gains ..........   $  --        $  --         $  27
Expiration of capital loss
  carryforwards on
  marketable securities ....................      --           --            68
Depreciation ...............................      14           40           (23)
Inventories and reserves ...................     185         (139)           23
Other items, net ...........................     (87)          35            48
                                               -----        -----         -----
                                               $ 112        $ (64)        $ 143
                                               =====        =====         =====

                                                                 CEM Corporation
Notes to Consolidated Financial Statements

7.   INCOME TAXES (CONTINUED)

A reconciliation of the effective income tax rate to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                1998         1997         1996
                                               ------       ------       ------
Federal statutory income
  tax rate ..............................       34.0%        34.0%        34.0%
State income taxes, net
  of federal tax benefit ................        2.8          3.0          3.1
Foreign income ..........................        1.7           --          0.6
Tax-exempt foreign sales
  income ................................       (3.0)        (3.0)        (4.8)
Tax-exempt interest and
  dividends received
  exclusion .............................       (2.4)        (2.4)        (1.0)
Research and
  development credits ...................       (1.6)        (1.6)          --
Other items, net ........................       (0.1)         2.0          3.8
                                                ----         ----         ----
Effective income tax  rate ..............       31.4%        32.0%        35.7%
                                                ====         ====         ====


Components of net deferred tax assets and liabilities at June 30 are as follows:


                (In Thousands)                               1998          1997
----------------------------------------------------        -----         -----
Current asset (liability):
  Inventories and reserves .........................        $ 203         $ 388
  Employee compensation and benefits ...............           (3)          (29)
  Other ............................................           31            (2)
                                                            -----         -----
                                                            $ 231         $ 357
                                                            =====         =====
Noncurrent liability (asset):
  Depreciation and difference in asset basis .......        $ (19)        $  46
  Amortization of patents ..........................          128            56
  Foreign exchange on inter-company notes ..........          (10)           18
  Deferred gain on sale/leaseback transaction ......           (3)          (10)
                                                            -----         -----
                                                            $  96         $ 110
                                                            =====         =====

8.   INTERNATIONAL OPERATIONS AND EXPORT SALES

The Company operates three subsidiaries in Europe primarily for the distribution of microwave-based instrumentation produced by the parent in the United States. Financial data by geographic area is presented below:

       (In Thousands)                      1998           1997           1996
------------------------------           --------       --------       --------
NET SALES:
  U.S. operations:
    Unaffiliated customers:
      U.S .........................      $ 17,793       $ 16,165       $ 16,964
      Europe ......................         3,311          2,221          2,824
      Asia ........................         2,678          3,855          3,657
      Other .......................         3,064          2,561          2,353
    Inter-area transfers ..........         2,724          2,308          2,415
                                         --------       --------       --------
                                           29,570         27,110         28,213
  European operations:
    Unaffiliated customers ........         5,516          5,273          5,679
  Eliminations ....................        (2,724)        (2,308)        (2,415)
                                         --------       --------       --------
Consolidated ......................      $ 32,362       $ 30,075       $ 31,477
                                         ========       ========       ========

NET INCOME (LOSS):
  U.S. operations .................      $  2,446       $  1,776       $  2,970
  European operations .............            35             (3)            13
  Eliminations ....................           (57)            64            (75)
                                         --------       --------       --------
Consolidated ......................      $  2,424       $  1,837       $  2,908
                                         ========       ========       ========

IDENTIFIABLE ASSETS:
  U.S. operations .................      $ 24,659       $ 25,506       $ 23,553
  European operations .............         4,652          4,967          5,248
  Eliminations ....................        (1,013)        (1,259)        (1,217)
                                         --------       --------       --------
Consolidated ......................      $ 28,298       $ 29,214       $ 27,584
                                         ========       ========       ========


9.   EMPLOYEE BENEFIT PLANS

The Company has a noncontributory profit-sharing and a 401(k) tax deferred savings plan covering all employees meeting age and service requirements. Participants can make pre-tax contributions with the Company matching certain percentages of employee contributions. In addition to Company matching contributions under the 401(k) plan, contributions may be made as determined by the Board of Directors. The Company's policy is to fund amounts accrued. Expense related to this plan amounted to $573,000, $569,000 and $105,000 for the years ended June 30, 1998, 1997 and 1996, respectively.

                                                                 CEM Corporation
Notes to Consolidated Financial Statements

10.  NET INCOME PER COMMON SHARE

Basic Earnings Per Share Computation:
The computation of basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares repurchased by the Company during the period are weighted for the portion of the period that they were outstanding. Income and share information for the years ended June 30, 1998, 1997 and 1996 follows:


(In thousands, except per share data)

                                           1998                            1997                          1996
                                ---------------------------    ---------------------------    ---------------------------
  Net income.................                       $ 2,424                        $ 1,837                        $ 2,908
  Less:  preferred stock
  dividends..................                            --                             --                             --
                                                    -------                        -------                        -------
  Income available to common
  stockholders...............                       $ 2,424                        $ 1,837                        $ 2,908
                                                    =======                        =======                        =======

            Dates                                   WEIGHTED                       Weighted                       Weighted
         Outstanding                    FRACTION    AVERAGE            Fraction    Average            Fraction    Average
         -----------            SHARES  OF PERIOD   SHARES     Shares  of Period   Shares     Shares  of Period   Shares
                                ------  ---------   --------   ------  ---------   --------   ------  ---------   --------
  Shares outstanding,                                 3,487                          3,551                          3,621
  beginning
  Shares repurchased during
  the period.................   (402)     77/365        (85)      (80)    160/365      (35)    (147)    102/365       (41)
  Stock options exercised
  during the period..........     95     127/365         33        16     320/365       14       71     206/365        40
  Stock grants issued during
  the period.................                            --                             --        7     314/365         6
                                                    -------                        -------                        -------
  Weighted average shares....                         3,435                          3,530                          3,626
                                                    =======                        =======                        =======

  Basic earnings per common
  share......................                       $   .71                        $   .52                        $    .80
                                                    =======                        =======                        ========


Diluted Earnings Per Share Computation:
The computation of diluted earnings per common share is similar to the computation of basic earnings per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares consist of dilutive stock options using the treasury stock method.

Income and share information for the years ended June 30, 1998, 1997, and 1996 follows:

(In thousands, except per share data)

                                                      1998     1997     1996
                                                     ------   ------   ------
  Net Income .....................................   $2,424   $1,837   $2,908
  Less:  preferred stock dividends ...............       --       --       --
                                                     ======   ======   ------
  Income available to common stockholders ........   $2,424   $1,837   $2,908
                                                     ======   ======   ======

  Weighted average shares ........................    3,435    3,530    3,626
  Dilutive potential common shares (stock options)       34       20      122
                                                     ------   ------   ------
  Adjusted weighted average shares ...............    3,469    3,550    3,748
                                                     ======   ======   ======
  Diluted earnings per share .....................   $  .70   $  .52   $  .78
                                                     ======   ======   ======

Options to purchase 160,000, 308,000 and 8,000 shares of common stock at a weighted average price of $10.45, $9.52 and $13.57 per share were outstanding during the twelve months ended June 30, 1998, 1997 and 1996 respectively, which were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares during the periods.

Notes to Consolidated Financial Statements

11. MANAGEMENT INCENTIVE AND STOCK OPTION PLANS

In fiscal 1994, the Company adopted the 1993 Management Equity Plan under which officers and other key employees may receive stock and cash performance-based incentive awards. Up to 375,000 shares are authorized under this plan. At June 30, 1998, 196,000 shares were reserved for future grants. No compensation expense was accrued under the plan in 1998, 1997, and 1996.

Also in fiscal 1994, the Company adopted the 1993 Nonqualified Stock Option Plan for Non-Employee Directors under which options may be granted to outside directors. Up to 25,000 shares are authorized under this plan. At June 30, 1998, 9,000 shares were reserved for future grants.

Additional information with respect to the 1993 Management Equity Plan and 1993 Nonqualified Stock Option Plan is as follows:

                          (In Thousands)                                  Shares
------------------------------------------------------------------        ------
Stock awards:
  1995 awards at $11.00 per share ................................           10
  1996 awards at $13.00 per share ................................            7
  1997 & 1998 awards .............................................           --
                                                                           ----
Total stock awards at $11.00 - $13.00 per share ..................           17
Options to purchase shares:
  Outstanding at June 30, 1995
    at $11.00 - $13.63 per share .................................           60
                                                                           ----
      Granted at $12.75 - $13.75 per share .......................           61
      Exercised at $11.00 per share ..............................           (1)
      Canceled at $11.00 - $13.63 per share ......................          (15)
                                                                           ----
  Outstanding at June 30, 1996
    at $11.00 - $13.75 per share .................................          105
                                                                           ----
      Granted at $8.25 - $10.69 per share ........................           65
      Canceled at $10.69 - $13.00 per share ......................          (20)
                                                                           ====
  Outstanding at June 30, 1997
    at $8.25 - $13.75 per share ..................................          150
                                                                           ----
      Granted at $9.06 - $11.25 per share.........................           65
      Exercised at $10.69 - $11.00 per share......................           (2)
      Canceled at $9.06 - $13.00 per share........................          (21)
                                                                           ----
  Outstanding at June 30, 1998
    at $8.25 - $13.75. ...........................................          192
                                                                           ====
  Options exercisable at June 30, 1998
    at $8.25 - $13.75.............................................           66
                                                                           ====


Effective with the approval of the above plans, the Company's 1986 and 1987 stock option plans, under which options were granted to officers, employees, and outside directors, were terminated. At June 30, 1998, no shares were reserved for future grants.

Additional information with respect to the 1986 and 1987 stock option plans is as follows:

                        (In Thousands)                                    Shares
-----------------------------------------------------------------         ------
Options to purchase shares:
  Outstanding at June 30, 1995
    at $6.56 - $13.63 per share .................................           434
    Exercised at $7.69 - $10.50 per share .......................           (69)
    Canceled at $8.50 - $11.00 per share ........................            (2)
                                                                           ----
  Outstanding at June 30, 1996
    at $6.56 - $13.63 per share .................................           363
                                                                           ----
    Exercised at $7.69 - $10.50 per share .......................           (16)
    Canceled at $8.50 - $10.50 per share ........................           (47)
                                                                           ----
  Outstanding at June 30, 1997
    at $6.56 - $13.63 per share .................................           300
                                                                           ----
    Exercised at $6.56 - $10.50 per share .......................           (93)
    Canceled at $7.75 - $11.25 per share ........................           (24)
                                                                           ----
  Outstanding at June 30, 1998
    at $7.75 - $13.63 per share .................................           183
                                                                           ====
  Options exercisable at June 30, 1998
    at $7.75 - $13.63 ...........................................           183
                                                                           ====

Options granted under all stock option plans are exercisable at the market value of the shares at the date of grant. The options are exercisable over a period not to exceed ten years. Tax benefits arising from disqualifying dispositions are recognized at the time of disposition, are credited to additional paid-in capital and recorded as noncash activity on the statement of cash flows.

Notes to Consolidated Financial Statements

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

(in thousands)                          1998        1997        1996
-----------------------------------   --------    --------    --------
Net income............  as reported   $  2,424    $  1,837    $  2,908
                          pro forma   $  2,291    $  1,751    $  2,868

Earnings per share:
   Basic..............  as reported   $    .71    $    .52    $    .80
   Basic..............    pro forma   $    .67    $    .50    $    .79

   Diluted............  as reported   $    .70    $    .52    $    .78
   Diluted............    pro forma   $    .66    $    .49    $    .77

The preceding pro forma amounts include compensation expense for options granted since July 1, 1995, and may not be representative of that to be expected in future years. The pro forma amounts assume that the fair values assigned to the options were amortized using the straight-line method over the vesting period of the options, which is one to four years.

The fair value of each option granted under the stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996:

                                    1998       1997        1996
                                  --------   --------    --------
  Risk-free interest rate....        5.8%       6.5%        6.0%
  Expected life..............      6 YEARS    6 years     6 years
  Expected volatility........          40%        30%         20%

A dividend yield of zero was used for each year. These assumptions resulted in weighted-average values as of the grant dates of $5.26, $4.52, and $4.64 per share for stock options granted in 1998, 1997 and 1996 respectively.

12.  QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly results of operations and quarterly stock prices for fiscal 1998 and 1997 are summarized in the table below. The stock prices represent the high and low sales prices for CEM common shares as reported on the Nasdaq Stock Market.

No cash dividends were declared during the two fiscal years ended June 30, 1998.

                                    Q-1          Q-2          Q-3          Q-4          Year
                                 ----------   ----------   ----------   ----------   ----------
1998:
  NET SALES ..................   $    6,603   $    8,705   $    8,012   $    9,042   $   32,362
  GROSS PROFIT ...............        3,542        4,654        4,234        4,902       17,332
  NET INCOME .................          241          725          582          876        2,424
  NET INCOME PER SHARE
         BASIC ...............          .07          .21          .17          .26          .71
          DILUTED ............          .07          .21          .17          .26          .70
  STOCK PRICE:
          HIGH ...............   $    10.75   $    11.25   $    11.63   $    13.75   $    13.75
          LOW ................         7.50         9.00         9.25         8.75         7.50
-----------------------------------------------------------------------------------------------
1997:
  Net sales ..................   $    6,610   $    8,172   $    7,137   $    8,156   $   30,075
  Gross profit ...............        3,552        4,472        4,041        4,529       16,594
  Net income .................          106          605          391          735        1,837
  Net income per share
         Basic ...............          .03          .17          .11          .21          .52
          Diluted ............          .03          .17          .11          .21          .52
  Stock Price:
          High ...............   $    14.00   $    11.00   $    12.75   $     9.25   $    14.00
          Low ................        10.50         7.50         8.00         7.75         7.50
-----------------------------------------------------------------------------------------------

Report of Independent Accountants

To the Shareholders of CEM Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CEM Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers  LLP

Charlotte, North Carolina
July 22, 1998

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

TRANSFER AGENT
Wachovia Bank of North Carolina, N.A.
Winston Salem, North Carolina

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Charlotte, North Carolina

GENERAL COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

ANNUAL MEETING
The annual meeting of shareholders of CEM Corporation will be held at 11:00 am local time on November 5, 1998 at the corporate offices, 3100 Smith Farm Road, Matthews, North Carolina. Shareholders of record as of September 8, 1998 will be entitled to vote at this meeting.

TRADEMARKS
CEM(R), MAC(TM), MAS 7000(TM), Airwave 7000(TM), LabWave 9000(TM), CEM STAR System 6(R), MARS 5(R), ProFat 2(TM), Customercare Plus(R) and PrepLink(TM) are CEM Corporation trademarks. For ease of reading, designations of trademarks have sometimes been omitted from the text of this report.

NASDAQ SYMBOL
The Company's common shares are traded on the Nasdaq Stock Market (National Market System) under the symbol CEMX.

SHAREHOLDERS OF RECORD
As of September 8, 1998, The Company had approximately 2,100 shareholders of record and an estimate of the number of individual participants represented by security position listings.

FORM 10-K/INVESTOR CONTACT
THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 1998 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST. THESE REQUESTS AND OTHER INVESTOR CONTACTS SHOULD BE DIRECTED TO RICHARD N. DECKER, SECRETARY, AT THE CORPORATE ADDRESS.


21