Form 10-K, Exhibit 13
period 1999-06-30
CEM CORP
filed 1999-09-28
CIK 793933

MANAGEMENT'S DISCUSSION & ANALYSIS

The following table sets forth the percentage relationship of net sales, expenses and income for the periods indicated:

                                                                      For the years ended June 30
                                                    ------------------------------------------------------------
                                                                                                 Percent Change
                                                              Percentage of Sales              Over Prior Period
                                                     1999            1998           1997        1999        1998
                                                    -----            -----          -----      -----        ----
Net sales                                           100.0%           100.0%         100.0%       (.9)%       7.6%
Cost of goods sold                                   47.1             46.4           44.8         .5        11.5
                                                    -----            -----          -----      -----        ----

Gross profit                                         52.9             53.6           55.2       (2.1)        4.4
Selling, general and administrative expenses         34.8             35.1           38.2       (1.6)       (1.2)
Research and development expenses                     9.9              9.1            9.1        7.4         7.3
                                                    -----            -----          -----      -----        ----

Income from operations                                8.2              9.4            7.9      (13.2)       28.2
Investment income                                     1.3              1.7            1.5      (22.1)       20.5
Other expense, net                                     .3               .2             .4        nm          nm
                                                    -----            -----          -----      -----        ----

Income before income taxes                            9.2             10.9            9.0      (15.8)       30.8
Provision for income taxes                            2.9              3.4            2.9      (15.5)       28.3
                                                    -----            -----          -----      -----        ----

Net income                                            6.3%             7.5%           6.1%     (16.0)%      32.0%
                                                    =====            =====          =====      ======       ====

RESULTS OF OPERATIONS

Fiscal Year 1999 Compared to Fiscal Year 1998

Net sales for fiscal 1999 decreased .9% to $32.1 million. Foreign sales were down 5% primarily due to weakness in Europe and Latin America. The shortfall in foreign sales was somewhat offset by an increase in U.S. sales, primarily resulting from the Company's Microwave Accelerated Reaction System (MARS). The MARS accounted for approximately 26% of net sales for fiscal 1999 compared to 18% for fiscal 1998. Foreign sales as a percentage of total sales decreased from 45% to 43%.

Gross profit margins decreased from 53.6% to 52.9% primarily due to competitive pricing pressures in Europe and a shift in product mix from the MDS to the MARS platform. The Company expects margins to improve in fiscal 2000 on the MARS platform. The Company began realizing the benefit of these reductions in the second half of fiscal 1999.

Selling, general and administrative expenses decreased 1.6% compared to the prior year primarily due to reduced legal costs as a result of the settlement of litigation the Company initiated to establish the validity of a patent for microwave digestion vessels and a decline in incentive compensation and distributor commissions resulting from decreased sales. The 7.4% increase in research and development expenses was consistent with management's expectations and reflects the Company's continued commitment to new product development and enhancements. Management expects research and development expenses to remain between 8% and 10% of net sales for the foreseeable future.

Investment income decreased due to a reduction in average cash and investment balances during fiscal 1999. These balances declined as a result of purchases of the Company's stock pursuant to the Company's stock repurchase program.

The Company's effective tax rate remained relatively consistent with the prior year.

Fiscal Year 1998 Compared to Fiscal Year 1997

Net sales for fiscal 1998 increased to a record of $32.4 million or 7.6% above prior year. The primary driver for the increase in net sales was the Company's Microwave Accelerated Reaction System (MARS), the new closed vessel digestion system, which was introduced in the first quarter of fiscal 1998 and accounted for 18% of sales in that year. The increase in net sales was accomplished against the backdrop of a sharp slowdown in sales to Asia, which declined 31%. Sales in the U.S., Europe and other international areas contributed substantial gains for the year and offset the Asian downturn. Foreign sales as a percentage of total sales decreased from 46% to 45%.

As expected, gross profit margins declined from 55.2% to 53.6% primarily due to high MARS costs and changes in product mix.

Cost containment measures continued to show positive results during fiscal 1998 as selling, general and administrative expenses decreased slightly from prior year. Research and development expenses increased by 7.3%.

Investment income increased due to effective cash management strategies and an increase in average cash and investment balances during the year.

The Company's effective tax rate decreased from 32.0% to 31.4% as a result of lower state income taxes and various other factors.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities for fiscal 1999 totaled $2.9 million and decreased $900K from the prior year primarily due to lower net income and increased prepayments for health and welfare costs.

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. At June 30, 1999, the Company had no outstanding balance. At June 30, 1998, the Company had $83,000 outstanding under these bank lines of credit. Should the need arise, management believes the lines of credit could be increased.

In 1995, the Company converted an intercompany note receivable to a third party bank loan of $1.5 million, denominated in German marks. The loan proceeds and an additional $0.5 million of available cash were used to acquire a long-term investment which was pledged to collateralize the loan. While the loan and the corresponding investment are now reflected on the balance sheet, this transaction eliminated the Company's exposure to future currency fluctuations on the intercompany note receivable.

In 1991, the Company began a stock repurchase program which has been extended by the Board of Directors on several occasions. Repurchases totaled $1.4, $5.0, and $0.8 million in 1999, 1998, and 1997, respectively. As of June 30, 1999, an additional $1.7 million remained authorized to repurchase the Company's common stock. From time to time, repurchases may be made in the open market at prevailing market prices. The shares repurchased will reduce any dilution of earnings to existing shareholders resulting from the Company's stock option and compensation plans. The stock repurchase program had the effect of increasing earnings per diluted share by $.07, $.02 and $.01 in 1999, 1998, and 1997, respectively.

Effective January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies and one common currency (the "euro"). The euro trades on currency exchanges and is being used in certain business transactions. Beginning in January, 2002, bills and coins denominated in the euro will be issued and existing currencies will be withdrawn from circulation. The Company's foreign subsidiaries do not expect to transact a material portion of their business in the euro until fiscal 2001.

The Company's foreign subsidiaries are not yet required to prepare reports to local regulatory agencies using the euro. IT systems used by the company's foreign subsidiaries should be updated or replaced in a timely manner to facilitate business transactions and reporting to local government agencies. Costs to update and/or replace IT systems are not expected to exceed $50,000.

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

YEAR 2000 ISSUE

The Company continued implementing its plan for addressing the Year 2000 Issue (also known as Y2K) during fiscal 1999. The Year 2000 Issue results from computers and other systems that process or use date sensitive information and may incorrectly respond to dates on or after January 1, 2000. Plans for addressing information technology (IT) systems are nearly complete and involve primarily software upgrades and/or hardware upgrades. To date, the Company has spent less than $100,000 to address the Year 2000 Issue and does not believe its future expenditures to address this issue will be more than $25,000. For non-IT systems, the Company has not identified and does not expect to identify any areas where Year 2000 problems would have a material impact on the Company that are not capable of being repaired or replaced at a fairly low cost.

The Company has initiated formal communications with all of its third party vendors, suppliers and customers with whom the Company has a significant relationship to evaluate whether these third parties have significant Year 2000 problems that could have a material adverse effect on the Company; no such problems have been identified. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or conversion that is incompatible with the Company's systems, would not have a material effect on the Company. The Company, in turn, has responded to all inquiries from customers as to the Year 2000 readiness of the Company. CEM instrument operations will be unaffected by the year 2000 issue. CEM instruments do not use the date for operation; rather, they use the date as a stamp for printouts only.

The plans to address the Year 2000 Issue for the Company's foreign subsidiaries should be complete by September 30, 1999. If the Company's plans to address these issues are not successful, the Company would attempt to identify and purchase replacement systems that do not have problems associated with the Year 2000 Issue. The cost of such replacement systems would be immaterial to the Company.

The discussion is this section contains Year 2000 readiness disclosures within the meaning of the Year 2000 Information and Readiness Disclosure Act of 1998.

OUTLOOK

The following cautionary statement identifies important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expect," "believe," "plan," "project," or other statements concerning opinions or judgment of the Company and its management about future events. These cautionary statements are made pursuant to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both enacted pursuant to the Private Securities Litigation Reform Act of 1995.

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

CONSOLIDATED BALANCE SHEETS

                                                                                             June 30        June 30
In thousands, except share data                                                                1999           1998
                                                                                             --------       --------

ASSETS

Current Assets:
  Cash and cash equivalents                                                                  $  2,865       $  2,963
  Short-term investments                                                                        6,262          3,200
  Trade receivables, net                                                                        6,634          6,616
  Inventories                                                                                   5,335          5,675
  Deferred taxes                                                                                  351            231
  Other current assets                                                                            613            257
                                                                                             --------       --------
     Total current assets                                                                      22,060         18,942
                                                                                             --------       --------
Long-term Investments                                                                             113          3,117
Investment in Affiliate                                                                           363            325
Property, Plant and Equipment, Net                                                              4,984          4,925
Other Assets                                                                                    1,036            989
                                                                                             --------       --------
                                                                                             $ 28,556       $ 28,298
                                                                                             ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
  Notes payable and current maturities of long-term debt                                     $  1,066       $     92
  Accounts payable                                                                              1,318          1,491
  Accrued payroll and benefits                                                                    951          1,115
  Deferred income                                                                               1,402          1,280
  Income taxes payable                                                                            819            538
  Warranty reserve                                                                                261            213
  Other current liabilities                                                                       344            577
                                                                                             --------       --------
     Total current liabilities                                                                  6,161          5,306
                                                                                             --------       --------
Long-term Debt, Net of Current Maturities                                                         173          1,177
                                                                                             --------       --------
Deferred Taxes                                                                                    127             96
                                                                                             --------       --------
Shareholders' Equity:
  Preferred stock, $5 par value, 1,000,000 shares authorized; none issued -
  Common stock, $.05 par value; 10,000,000 shares authorized; 3,046,000 and
     3,180,000 shares issued and outstanding as of June 30, 1999 and 1998, respectively           152            159
  Additional paid-in capital                                                                       --             --
  Retained earnings                                                                            22,422         21,800
  Accumulated other comprehensive loss                                                           (479)          (240)
                                                                                             --------       --------
     Total shareholders' equity                                                                22,095         21,719
                                                                                             --------       --------
                                                                                             $ 28,556       $ 28,298
                                                                                             ========       ========

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                     For the years ended June 30
In thousands, except per share data                1999          1998         1997
                                                  -------      -------      -------

Net sales                                         $32,077      $32,362      $30,075
Cost of goods sold                                 15,110       15,030       13,481
                                                  -------      -------      -------

   Gross profit                                    16,967       17,332       16,594
Selling, general and administrative expenses       11,158       11,340       11,474
Research and development expenses                   3,162        2,943        2,742
                                                  -------      -------      -------
   Income from operations                           2,647        3,049        2,378
Investment income                                     426          547          454
Other expense, net                                     99           62          130
                                                  -------      -------      -------
   Income before income taxes                       2,974        3,534        2,702
Provision for income taxes                            938        1,110          865
                                                  -------      -------      -------
   Net income                                     $ 2,036      $ 2,424      $ 1,837
                                                  =======      =======      =======
Earnings per share
   Basic                                          $   .66      $   .71      $   .52
   Diluted                                        $   .66      $   .70      $   .52

Average shares outstanding
   Basic                                            3,093        3,435        3,530
   Diluted                                          3,102        3,469        3,550

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          For the years ended June 30
In thousands                                                                           1999           1998          1997
                                                                                       -------       -------       -------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                             $ 2,036       $ 2,424       $ 1,837
Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization                                                         1,299         1,261         1,116
   Deferred income taxes                                                                   (89)          112           (64)
   Loss on disposal of fixed assets, net                                                     2            21            32
   Changes in operating assets and liabilities:
     Trade receivables                                                                     (35)         (673)          942
     Inventories                                                                           266          (580)          389
     Accounts payable and accrued expenses                                                (429)          885           508
     Income taxes payable                                                                  287           163           101
     Other changes, net                                                                   (487)          131            22
                                                                                       -------       -------       -------
   Net cash provided by operating activities                                             2,850         3,744         4,883
                                                                                       -------       -------       -------

CASH FLOWS FROM INVESTING ACTIVITIES
Sale of short-term investments                                                              --         3,100         1,500
Purchase of short-term investment                                                           --        (3,200)         (500)
Purchase of long-term investment                                                            --        (1,152)           --
Purchase of investment in affiliate                                                        (38)          (75)         (250)
Proceeds from sale of fixed assets                                                          52            29            56
Capital expenditures and acquisition of intangibles                                     (1,447)       (1,119)       (1,165)
                                                                                       -------       -------       -------
   Net cash used in investing activities                                                (1,433)       (2,417)         (359)
                                                                                       -------       -------       -------

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of notes payable                                                     --            84            59
Repayment of long-term debt                                                                (88)          (65)           (8)
Repurchase of common stock                                                              (1,445)       (4,999)         (767)
Proceeds from issuance of common stock                                                      21           784           147
                                                                                       -------       -------       -------
   Net cash used in financing activities                                                (1,512)       (4,196)         (569)
                                                                                       -------       -------       -------

EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                                    (3)           (1)           46
                                                                                       -------       -------       -------
Net (decrease) increase in cash and cash equivalents                                       (98)       (2,870)        4,001
Cash and cash equivalents at beginning of year                                           2,963         5,833         1,832
                                                                                       -------       -------       -------
Cash and cash equivalents at end of year                                               $ 2,865       $ 2,963       $ 5,833
                                                                                       =======       =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                            Accumulated
                                                  Comprehensive                      Additional                 Other
                                                     Income                            Paid-in   Retained   Comprehensive
In thousands                                         (Loss)       Shares    Amount     Capital   Earnings        Loss       Total
                                                  -------------   ------    ------   ----------  --------   -------------   -----

JUNE 30, 1996                                                     3,551     $ 178       $  --    $ 22,223      $ (50)      $ 22,351
Issuance of shares under stock benefit plans                         16         1         146          --         --            147
Repurchase of common stock                                          (80)       (5)       (165)       (597)        --           (767)
Income tax benefit from employees' stock options                     --        --          19          --         --             19
Net income                                          $ 1,837          --        --          --       1,837         --          1,837
Translation adjustment                                 (107)         --        --          --          --       (107)          (107)
                                                    -------       -----     -----       -----    --------      -----       ---------
Comprehensive income                                $ 1,730
                                                    =======

JUNE 30, 1997                                                     3,487       174          --      23,463       (157)        23,480
Issuance of shares under stock benefit plans                         95         5         779          --         --            784
Repurchase of common stock                                         (402)      (20)       (892)     (4,087)        --         (4,999)
Income tax benefit from employees' stock options                     --        --         113          --         --            113
Net income                                            2,424          --        --          --       2,424         --          2,424
Translation adjustment                                  (83)         --        --          --          --        (83)           (83)
                                                    -------       -----     -----       -----    --------      -----       ---------
Comprehensive income                                $ 2,341
                                                    =======
JUNE 30, 1998                                                     3,180       159          --      21,800       (240)        21,719
Issuance of shares under stock benefit plans                          3        --          21          --         --             21
Repurchase of common stock                                         (137)       (7)        (24)     (1,414)        --         (1,445)
Income tax benefit from employees' stock options                     --        --           3          --         --              3
Net income                                            2,036          --        --          --       2,036         --          2,036
Translation adjustment                                 (239)         --        --          --          --       (239)          (239)
                                                    -------       -----     -----       -----    --------      -----       ---------
Comprehensive income                                $ 1,797
                                                    =======
JUNE 30, 1999                                                     3,046     $ 152       $  --    $ 22,422      $(479)      $ 22,095
                                                                  =====     =====       =====    ========      =====       =========

The accompanying notes are an integral part of the consolidated financial statements.

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

Comprehensive Income - Effective July 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Accordingly, the Consolidated Statements of Changes in Shareholders' Equity and the shareholders' equity section of the Consolidated Balance Sheets have been reclassified to comply with the new requirements.

Translation of Foreign Currencies - The Company's export sales, other than those to its foreign subsidiaries, are denominated in U.S. dollars. For the Company's foreign subsidiaries, assets and liabilities are translated at exchange rates prevailing on the balance sheet date; revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation adjustments are reported separately in shareholders' equity. Net exchange gains (losses) from foreign currency transactions included in income were ($19,000) in 1999, $51,000 in 1998, and ($26,000) in 1997.

Statement of Cash Flows - For purposes of reporting cash flows, cash equivalents include short-term interest bearing investments, generally maturing within sixty days. Cash flows from operations include income taxes paid totaling $642,000, $817,000 and $788,000 in 1999, 1998 and 1997, respectively. Interest paid totaled $128,000, $127,000 and $135,000 in 1999, 1998 and 1997, respectively.
The Company had non-cash activity related to the income tax benefit from employees' stock options of $3,000, $113,000 and $19,000 in 1999, 1998 and 1997,
respectively.

Investments - The Company records investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires the use of fair value accounting for those securities the Company identifies as trading and available-for-sale. The Company uses the amortized cost method for investments in debt securities that the Company has the positive intent and ability to hold to maturity. Unrealized holding gains and losses are included in earnings for trading securities and are shown as a separate component of shareholders' equity for available-for-sale securities net of the effects of income taxes. Realized gains or losses continue to be determined on the specific identification method and are reflected in income.

Investment in Affiliate - The Company has an exclusive, worldwide licensing agreement with an Israel-based company, Sirotech, Ltd., related to the development and marketing of instruments used in rapid testing for bacteria. The Company has a 13% ownership in Sirotech, Ltd. The investment is accounted for under the cost method.

Trade Receivables, Net - Trade receivables are stated net of allowances for doubtful accounts of $291,000 and $306,000 at June 30, 1999 and 1998, respectively.

Inventories - Inventories are stated at the lower of cost or market. The first-in, first-out (FIFO) basis is used to determine the cost of inventories.

Advertising Costs - The Company is actively engaged in marketing both new and existing products. All advertising and promotional costs are charged to operations as incurred and totaled $522,000, $480,000 and $383,000 in 1999, 1998 and 1997, respectively.

Property, Plant and Equipment, Net - Property, plant and equipment is stated at cost less depreciation. Depreciation is computed generally using straight-line methods over the estimated useful lives as follows: 20-40 years for buildings, 3-10 years for machinery and equipment, and 3-5 years for vehicles. When property, plant and equipment is disposed of, the cost and related depreciation are removed from the accounts and resulting gains and losses are included in income. Major improvements are capitalized. Repair and maintenance costs are charged to expense as incurred.

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

2. FINANCIAL INSTRUMENTS

Foreign Currency Risk - The Company has a term note denominated in German marks for $1,058,000 maturing in fiscal 2000. To mitigate the effect of foreign currency movements, the Company has investments denominated in German marks also maturing in fiscal 2000 which management intends to utilize to extinguish this debt.

Interest Rate Swap - The Company has entered into an interest rate swap whereby a variable rate, based on IBOR (Interstate Bank Offered Rate) plus 1.65% on the Company's term note denominated in German marks, was swapped for a fixed interest rate.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments and trade receivables. The Company places overnight cash investments with major financial institutions. On June 30, 1999 and 1998, the Company purchased $1,515,000 and $997,000, respectively, of Eurodollar investments under agreements to resell on July 1, 1999 and 1998, respectively. Due to the short term nature of the agreements, the Company did not take possession of the securities which were, instead, held by a custodian.

The Company sells instruments on open account terms. Sales are not concentrated geographically and no single customer accounts for more than ten percent of sales. Management considers the risk of significant loss related to trade receivables at June 30, 1999 and 1998 to be minimal.

3. INVESTMENTS

The following table summarizes the amortized cost, fair market value and carrying value of the Company's investments at June 30, 1999 and 1998. Proceeds from sales of available-for-sale securities were $0 and $3,100,000 in 1999 and 1998, respectively. There were no realized gains or losses in 1999 or 1998 in any security classification.

In thousands
1999                                                           Amortized Cost    Market Value     Carrying Value
                                                               --------------    ------------     --------------
Short-term available-for-sale                                      $3,200          $3,200            $3,200
Short-term held-to-maturity                                         3,062           3,086             3,062
Long-term held-to-maturity                                            113             113               113
                                                                   ------          ------            ------
                                                                   $6,375          $6,399            $6,375
                                                                   ======          ======            ======

1998                                                           Amortized Cost    Market Value     Carrying Value
                                                               --------------    ------------     --------------
Short-term held-to-maturity                                        $3,200          $3,200            $3,200
Long-term held-to-maturity (see Note 6)                             3,117           3,165             3,117
                                                                   ------          ------            ------
                                                                   $6,317          $6,365            $6,317
                                                                   ======          ======            ======

4. INVENTORIES

Inventories at current cost are as follows at June 30:

In thousands                                                                        1999              1998
                                                                                   ------            ------
Parts and raw materials                                                            $3,233            $3,302
Work-in-process and finished goods                                                  2,102             2,373
                                                                                   ------            ------
                                                                                   $5,335            $5,675
                                                                                   ======            ======

5. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at June 30:

In thousands                          1999         1998
                                    -------      -------
Land                                $   671      $   691
Buildings                             4,465        4,432
Machinery and equipment               5,841        4,928
Vehicles                                463          690
                                    -------      -------
                                     11,440       10,741
Less: accumulated depreciation        6,456        5,816
                                    -------      -------
                                    $ 4,984      $ 4,925
                                    =======      =======

6. FINANCING ARRANGEMENTS

The Company maintains unsecured bank lines of credit providing for short term borrowings of up to $3.6 million at market rates. The Company did not have any amounts outstanding at June 30, 1999 under these bank lines of credit. The Company had $83,000 outstanding at June 30, 1998 under these bank lines of credit. The Company is not subject to commitment fees related to the unused portion of the lines of credit.

At June 30, 1999, the Company had a foreign denominated mortgage note payable totaling $68,000 bearing interest at an average rate of 7.4%. Principal payments are due in equal installments until 2006 with the current portion totaling approximately $10,000 per year.

At June 30, 1999, the Company had a term note maturing in fiscal 2000 and denominated in German marks for $1,058,000 carrying a 9.25% fixed interest rate and requiring a balloon principal payment upon maturity. The note is collateralized by a long-term held-to-maturity investment.
The carrying amount of this term note approximates its fair value.

7. INCOME TAXES

Pre-tax income and the provision for income taxes consisted of the following:

In thousands                             1999         1998         1997
                                       -------       ------      -------
Pre-tax income (loss):
  Domestic                             $ 2,579       $3,266      $ 2,705
  Foreign                                  395          268           (3)
                                       -------       ------      -------
                                         2,974        3,534        2,702
                                       =======       ======      =======
Current taxes:
  Federal and state                        934          845          929
  Foreign                                   93          153           --
                                       -------       ------      -------
                                         1,027          998          929
Deferred taxes, federal and state          (89)         112          (64)
                                       -------       ------      -------
Total taxes                            $   938       $1,110      $   865
                                       =======       ======      =======

The provision includes deferred taxes resulting from temporary differences in the recognition of income and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

In thousands                   1999        1998        1997
                              -----       -----       -----
Depreciation                  $  17       $  14       $  40
Inventories and reserves       (108)        185        (139)
Other items, net                  2         (87)         35
                              -----       -----       -----
                              $ (89)      $ 112       $ (64)
                              =====       =====       =====

A reconciliation of the effective income tax rate to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                            1999        1998        1997
                                                            ----        ----        ----
Federal statutory income tax rate                           34.0%       34.0%       34.0%
State income taxes, net of federal tax benefit               2.4         2.8         3.0
Foreign income                                                .4         1.7          --
Tax-exempt foreign sales income                             (2.5)       (3.0)       (3.0)
Tax-exempt interest and dividends received exclusion        (1.8)       (2.4)       (2.4)
Research and development credits                            (2.2)       (1.6)       (1.6)
Other items, net                                             1.2        (0.1)        2.0
                                                            ----        ----        ----
Effective income tax rate                                   31.5%       31.4%       32.0%
                                                            ====        ====        ====

Components of net deferred tax assets and liabilities at June 30 are as follows:

In thousands                                        1999        1998
                                                   -----       -----

Current asset (liability):
  Inventories and reserves                         $ 311       $ 203
  Employee compensation and benefits                  15          (3)
  Other                                               25          31
                                                   -----       -----
                                                   $ 351       $ 231
                                                   =====       =====

Noncurrent liability (asset):
  Depreciation and difference in asset basis       $ (39)      $ (19)
  Amortization of patents                            167         128
  Foreign exchange on inter-company notes             (1)        (10)
  Deferred gain on sale/leaseback transaction         --          (3)
                                                   -----       -----
                                                   $ 127       $  96
                                                   =====       =====

8. SEGMENT REPORTING

The Company engages in one line of business defined as the development, manufacture, sale and service of microwave-based instrumentation for testing, analysis and process control in analytical laboratory and industrial markets. The Company considers this to be one industry segment for financial reporting purposes. The Company operates three subsidiaries in Europe primarily for the distribution of microwave-based instrumentation produced by the parent. Financial data by geographic area is presented below:

In thousands
                                1999           1998           1997
                              --------       --------       --------
NET SALES:
U.S. operations:
  Unaffiliated customers:

     U.S                      $ 18,189       $ 17,793       $ 16,165
     Europe                      2,807          3,311          2,221
     Asia                        2,591          2,678          3,855
     Other                       2,908          3,064          2,561
  Inter-area transfers           1,844          2,724          2,308
                              --------       --------       --------
                              $ 28,339       $ 29,570       $ 27,110
                              ========       ========       ========

European operations:
  Unaffiliated customers         5,582          5,516          5,273
  Eliminations                  (1,844)        (2,724)        (2,308)
                              --------       --------       --------
Consolidated                  $ 32,077       $ 32,362       $ 30,075
                              ========       ========       ========

NET INCOME (LOSS):
  U.S. operations             $  1,541       $  2,446       $  1,776
  European operations              286             35             (3)
  Eliminations                     209            (57)            64
                              --------       --------       --------
Consolidated                  $  2,036       $  2,424       $  1,837
                              ========       ========       ========

IDENTIFIABLE ASSETS:

  U.S. operations             $ 24,634       $ 24,659       $ 25,506
  European operations            4,365          4,652          4,967
  Eliminations                    (443)        (1,013)        (1,259)
                              --------       --------       --------
Consolidated                  $ 28,556       $ 28,298       $ 29,214
                              ========       ========       ========

9. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory profit-sharing and a 401(k) tax deferred savings plan covering all employees meeting age and service requirements. Participants can make pre-tax contributions with the Company matching certain percentages of employee contributions. In addition to Company matching contributions under the 401(k) plan, contributions may be made as determined by the Board of Directors. The Company's policy is to fund amounts accrued. Expense related to this plan amounted to $497,000, $573,000 and $569,000 for the years ended June 30, 1999, 1998 and 1997, respectively.

10. NET INCOME PER COMMON SHARE

Basic Earnings Per Share Computation:
The computation of basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Shares issued during the period and shares repurchased by the Company during the period are weighted for the portion of the period they were outstanding. Income and share information for the years ended June 30, 1999, 1998 and 1997 follows:

In thousands, except per share data           1999        1998        1997
                                             ------      ------      ------
Net income                                   $2,036      $2,424      $1,837
Less: preferred stock dividends                  --          --          --
                                             ------      ------      ------
Income available to common shareholders      $2,036      $2,424      $1,837
                                             ======      ======      ======

                                                    Fraction                    Fraction                     Fraction
DATES OUTSTANDING                          Shares   of Period  Shares   Shares  of Period  Shares   Shares   of Period     Shares
                                           ------   ---------  ------   ------  ---------  ------   ------   ---------     ------
Shares outstanding, beginning                                   3,180                       3,487                           3,551
Shares repurchased during the period       (137)     237/365      (89)  (402)     77/365      (85)    (80)    160/365         (35)
Stock options exercised during the period     3      240/365        2     95      127/365      33      16     320/365          14
                                           -----     -------   ------   ----      -------   -----     ---     -------       -----
Weighted average shares                                         3,093                       3,435                           3,530
                                           -----     -------   ------   ----      -------   -----     ---     -------       -----
Basic earnings per common share                                $  .66                      $  .71                          $  .52
                                           -----     -------   ------   ----      -------  ------     ---     -------      ------

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

Income and share information for the year ended June 30, 1999, 1998 and 1997 follows:

In thousands, except per share data                    1999        1998        1997
                                                      ------      ------      ------
Net Income                                            $2,036      $2,424      $1,837
Less: preferred stock dividends                           --          --          --
                                                      ------      ------      ------
Income available to common stockholders               $2,036      $2,424      $1,837
                                                      ======      ======      ======
Weighted average shares                                3,093       3,435       3,530
Dilutive potential common shares (stock options)           9          34          20
                                                      ------      ------      ------
Adjusted weighted average shares                       3,102       3,469       3,550
                                                      ======      ======      ======
Diluted earnings per share                            $  .66      $  .70      $  .52
                                                      ======      ======      ======

Options to purchase 272,000, 160,000 and 308,000 shares of common stock at a weighted average price of $9.54, $10.45 and $9.52 per share were outstanding during the twelve months ended June 30, 1999, 1998 and 1997 respectively, which were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares during the periods.

11. MANAGEMENT INCENTIVE AND STOCK OPTION PLANS

In fiscal 1994, the Company adopted the 1993 Management Equity Plan under which officers and other key employees may receive stock and cash performance-based incentive awards. Up to 375,000 shares are authorized under this plan. At June 30, 1999, 96,000 shares were reserved for future grants. No compensation expense was accrued under the plan in 1999, 1998, and 1997.

Also in fiscal 1994, the Company adopted the 1993 Nonqualified Stock Option Plan for Non-Employee Directors under which options may be granted to outside directors. Up to 25,000 shares are authorized under this plan. At June 30, 1999, 3,000 shares were reserved for future grants.

Additional information with respect to the 1993 Management Equity Plan and 1993 Nonqualified Stock Option Plan is as follows:


In thousands                                    Shares
                                                ------
STOCK AWARDS:
  1996 awards at $13.00 per share                   7
  1997 awards                                      --
  1998 & 1999 awards                               --
                                                  ---
Total stock awards at $13.00 per share              7

OPTIONS TO PURCHASE SHARES:
Outstanding at June 30, 1996
  at $11.00 - $13.75 per share                    105
                                                  ---
     Granted at $8.25 - $10.69 per share           65
     Canceled at $10.69 - $13.00 per share        (20)
                                                  ---

Outstanding at June 30, 1997
  at $8.25 - $13.75 per share                     150
                                                  ---
     Granted at $9.06 - $11.25 per share           65
     Exercised at $10.69 - $11.00 per share        (2)
     Canceled at $9.06 - $13.00 per share         (21)
                                                  ---

Outstanding at June 30, 1998
  at $8.25 - $13.75                               192
     Granted at $7.50 - $11.38 per share          117
     Exercised at $10.69 - $11.00 per share        --
     Canceled at $9.06 - $13.00 per share         (13)
                                                  ---

Outstanding at June 30, 1999
  at $7.50 - $13.75                               296
                                                  ===

Options exercisable at June 30, 1999
  at $8.25 - $13.75                               110
                                                  ===

Effective with the approval of the above plans, the Company's 1986 and 1987 stock option plans, under which options were granted to officers, employees, and outside directors, were terminated. At June 30, 1999, no shares were reserved for future grants.

Additional information with respect to the 1986 and 1987 stock option plans is as follows:

In thousands                                                 Shares
                                                             ------
OPTIONS TO PURCHASE SHARES:
Outstanding at June 30, 1996
  at $6.56 - $13.63 per share                                  363
                                                               ---
     Exercised at $7.69 - $10.50 per share                     (16)
     Canceled at $8.50 - $10.50 per share                      (47)
                                                               ---

Outstanding at June 30, 1997
  at $6.56 - $13.63 per share                                  300
                                                               ---
     Exercised at $6.56 - $10.50 per share                     (93)
     Canceled at $7.75 - $11.25 per share                      (24)
                                                               ---

Outstanding at June 30, 1998 at $7.75 - $13.63 per share       183
                                                               ---
     Exercised at $7.75 - $7.88 per share                       (3)
     Canceled at $8.50 - $13.62 per share                      (44)
                                                               ---

Outstanding at June 30, 1999
  at $8.00 - $10.50 per share                                  136
                                                               ===

Options exercisable at June 30, 1999
  at $8.00 - $10.50                                            136
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

Pro Forma Information - The Company continues to apply APB No. 25 in accounting for its stock-based compensation plans. Accordingly, no compensation cost has been recognized in the accompanying consolidated statements of operations for its stock option plans. Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value method prescribed in SFAS No. 123, the Company's net income and earnings per share would have changed to the pro forma amounts indicated below:

In thousands                   1999           1998           1997
                            ---------      ---------      ---------
Net income as reported      $   2,036      $   2,424      $   1,837
Net income pro forma            1,843          2,291          1,751

Earnings per share
  Basic as reported         $     .66      $     .71      $     .52
  Basic pro forma                 .60            .67            .50

  Diluted as reported       $     .66      $     .70      $     .52
  Diluted pro forma               .59            .66            .49

The above pro forma amounts include compensation expense for options granted since July 1, 1996, and may not be representative of that to be expected in future years. The pro forma amounts assume that the fair value assigned to the options were amortized using the straight-line method over the vesting period of the options, which is one to four years.

The fair value of each option granted under the stock option plans is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997:

                            1999       1998       1997
                            ----       ----       ----
Risk-free interest rate       5.1%       5.8%       6.5%
Expected life             6 years    6 years    6 years
Expected volatility            41%        40%        30%

A dividend yield of zero was used for each year. These assumptions resulted in weighted-average values as of the grant dates of $4.71, $5.26 and $4.52 per share for stock options granted in 1999, 1998 and 1997 respectively.

12. QUARTERLY INFORMATION (UNAUDITED)

Selected quarterly results of operations and quarterly stock prices for fiscal 1999 and 1998 are summarized in the table below. The stock prices represent the high and low sales prices for CEM common shares as reported on the Nasdaq Stock Market.

No cash dividends were declared during the two fiscal years ended June 30, 1999.

In thousands, except per share data             Q-1            Q-2            Q-3            Q-4            Year
                                             ---------      ---------      ---------      ---------      ----------
1999
Net sales                                    $   7,152      $   8,492      $   7,537      $   8,896      $   32,077
Gross profit                                     3,643          4,429          4,011          4,884          16,967
Net income                                         283            702            327            724           2,036
Net income per share
  Basic                                            .09            .23            .11            .24             .66
  Diluted                                          .09            .23            .11            .24             .66
Stock Price:
  High                                       $   13.00      $   11.50      $   10.13      $    9.13      $    13.00
  Low                                            10.00           9.00           7.88           6.88            6.88

1998
Net sales                                    $   6,603      $   8,705      $   8,012      $   9,042      $   32,362
Gross profit                                     3,542          4,654          4,234          4,902          17,332
Net income                                         241            725            582            876           2,424
Net income per share
  Basic                                            .07            .21            .17            .26             .71
  Diluted                                          .07            .21            .17            .26             .70
Stock Price:
  High                                       $   10.75      $   11.25      $   11.63      $   13.75      $    13.75
  Low                                             7.50           9.00           9.25           8.75            7.50

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of CEM Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CEM Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Charlotte, North Carolina
July 21, 1999



SELECTED FINANCIAL DATA

                                                                  For the years ended June 30
In thousands, except per share data                1999         1998         1997         1996         1995
                                                  -------      -------      -------      -------      -------

Income Statement and Cash Flows
  Net sales                                       $32,077      $32,362      $30,075      $31,477      $31,611
  Income from operations                            2,647        3,049        2,378        4,136        4,479
  Net income                                        2,036        2,424        1,837        2,908        3,179
  Net income per share
     Basic                                        $   .66      $   .71      $   .52      $   .80      $   .88
     Diluted                                          .66          .70          .52          .78          .85
  Average shares outstanding
     Basic                                          3,093        3,435        3,530        3,626        3,630
     Diluted                                        3,102        3,469        3,550        3,748        3,735
  Net cash provided by operating activities       $ 2,850      $ 3,744      $ 4,883      $ 2,020      $ 3,134

                                                                        As of June 30
                                                   1999         1998         1997         1996         1995
                                                  -------      -------      -------      -------      -------
Balance Sheet
  Working capital                                 $15,899      $13,636      $16,409      $15,549      $14,047
  Total assets                                     28,556       28,298       29,214       27,584       26,653
  Long-term debt                                      173        1,177        1,229        1,417        1,578
  Shareholders' equity                            $22,095      $21,719      $23,480      $22,351      $20,592

                             CORPORATE INFORMATION

OFFICERS & DIRECTORS

Dr. Michael J. Collins
Director, President and
Chief Executive Officer

John L. Chanon
Director, Area Partner
Tatum CFO Partners LP (CFO Services)

Richard N. Decker
Vice President-Finance
Chief Financial Officer
Secretary and Treasurer

George F. Krall
Director, President and
Chief Executive Officer
Mebane Packaging Group
(Packaging Products)

Ronald A. Norelli
Chairman of the Board
President and Chief Executive Officer
Norelli & Company
(Management Consulting)

CORPORATE ADDRESS

CEM Corporation
3100 Smith Farm Road
P.O. Box 200
Matthews, North Carolina 28106-0200
(704) 821-7015
email: info@cem.com
www.cem.com

TRANSFER AGENT
American Stock Transfer & Trust
New York, New York

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
Charlotte, North Carolina

GENERAL COUNSEL
Robinson, Bradshaw & Hinson, P.A.
Charlotte, North Carolina

SUBSIDIARIES

CEM (Microwave Technology) Ltd.
Unit 2 Middle Slade
Buckingham Industrial Park
Buckingham MK18 1 WA
United Kingdom
Tel: (44) 1280-822873
Fax: (44) 1280-822342
email: info.uk@cem.com

CEM GmbH
Carl-Friedrich-Gauss-Str. 9
47475 Kamp-Linfort
Germany
Tel: (49) 2842-9644-0
Fax: (49) 2842-9644-11
email: info.gmbh@cem.com
www.cem.com.de

CEM S.r.l.
Via Dell'Artigianato, 6/8
24055 Cologno al Serio (Bg)
Italy
Tel: (39) 035-896224
Fax: (39) 035-891661
email: info.srl@cem.com

FORM 10-K/INVESTOR CONTACT

The Company's Annual Report on Form 10-K for the year ended June 30, 1999 filed with the Securities and Exchange Commission is available without charge to shareholders upon written request. These requests and other investor contacts should be directed to Richard N. Decker, Secretary, at the corporate address.

ANNUAL MEETING

The annual meeting of shareholders of CEM Corporation will be held at 11:00 am local time on November 4, 1999 at the corporate offices, 3100 Smith Farm Road, Matthews, North Carolina. Shareholders of record as of September 8, 1999 will be entitled to vote at this meeting.

TRADEMARKS

CEM(R), MAC(TM), MAS 7000(TM), Airwave 7000(TM), LabWave 9000(TM), CEM STAR System 6(R), MARS 5(R), ProFat 2(TM), CustomerCare Plus(R), PrepLink(TM), Clean STAR(TM), MARS X(TM), and SMART System5(TM) are CEM Corporation trademarks. For ease of reading, designations of trademarks have sometimes been omitted from the text of this report.

NASDAQ SYMBOL

The Company's common shares are traded on the Nasdaq Stock Market (National Market System) under the symbol CEMX.

SHAREHOLDERS OF RECORD

As of September 8, 1999, The Company had approximately 1,550 shareholders of record and an estimate of the number of individual participants represented by security position listings.